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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                INTERLOGIX, INC.
                           (Name of subject company)

                                INTERLOGIX, INC.
                      (Name of person(s) filing statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of classes of securities)

                           COMMON STOCK--458763-10-9
                    (Cusip number of classes of securities)

                            ------------------------

                            MICHAEL S. LAFAIR, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                INTERLOGIX, INC.
                              114 WEST 7TH STREET
                                   SUITE 1300
                              AUSTIN, TEXAS 78701
                                 (512) 381-2760

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                WITH A COPY TO:

                            CRAIG L. GODSHALL, ESQ.
                                    DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") of Interlogix, Inc., a Delaware corporation ("Interlogix" or the "Company"), relates to the offer (the "Offer") by Margaret
Acquisition, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of General Electric Company, a New York corporation (the "Parent" or "GE") to acquire all of the Common Stock of the Company, par value $0.01 per share, including the associated rights to purchase common stock, (the "Shares" or "Company Common Stock"), at a price of $38.86 per Share (the "Offer Price"), consisting of (i) $19.43, in cash, and (ii) that number of shares of common stock, par value $0.06 per share of Parent ("Parent Common Stock" or "GE Common Stock") equal to the Exchange Ratio (as defined in the Merger Agreement) upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 (the "Registration Statement") filed by GE with the Securities and Exchange Commission (the "SEC") on December 28, 2001 (the "Prospectus"), and in the related offer to purchase and letter of transmittal and any supplement thereto (which, together with the Prospectus, as each may be amended or supplemented from time to time, constitute the "Offer Documents").

    In the Offer, each tendered and accepted share of Company Common Stock will be exchanged for cash and that number of shares of GE Common Stock having a combined value of $38.86. The cash to be paid for each share of Company Common Stock will equal $19.43 and the number of shares of GE Common Stock to be exchanged will equal $19.43 divided by the average (rounded to the nearest 1/10,000) of the volume weighted sales prices per share of GE Common Stock on the New York Stock Exchange ("NYSE") for the five consecutive trading days ending on the second trading day immediately preceding the first date on which Shares are accepted for payment in the Offer. GE has filed a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), with the SEC on December 28, 2001 in connection with the Offer. This Schedule 14D-9 is being filed on behalf of the Company.

ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Interlogix, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 114 West 7th Street, Suite 1300, Austin, Texas 78701. The telephone number of the principal executive offices of the Company is (512) 381-2760.

    (b) The title of the class of equity securities of the Company to which this
Schedule 14D-9 relates is common stock, par value $0.01 per share. As of November 30, 2001, there were 19,569,072 shares of Company Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The name, business address and business telephone number of the Company are set forth in Item 1 above.

    (b) This Schedule 14D-9 relates to the Offer by GE, through its wholly owned subsidiary, Purchaser, to exchange each share of Company Common Stock, including the associated rights to purchase Company Common Stock, for cash and that number of shares of GE Common Stock having a combined value of approximately $38.86. The cash to be paid for each share of Company Common Stock will equal $19.43 and the number of shares of GE Common Stock to be exchanged will equal $19.43 divided by the average (rounded to the nearest 1/10,000) of the volume weighted sales prices per share of GE Common Stock on the NYSE for the five consecutive trading days ending the second trading day immediately preceding the first date on which Shares are accepted for payment in the Offer. The Offer relates to Company Common Stock that is validly tendered and not properly withdrawn, subject to the conditions set forth in the Prospectus and the related Letter of Transmittal (the "Letter of Transmittal"). The Prospectus and the Letter of Transmittal are included as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and are incorporated herein by reference.
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    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2001, among the Company, GE and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the initial acceptance of tendered Shares in the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Company shall be merged (the "Merger") with and into Purchaser, and Purchaser shall continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement further provides that any Shares not accepted for exchange in the Offer (other than those shares of Company Common Stock held by Interlogix, GE, the Purchaser, or any of their subsidiaries) will be converted into the right to receive the same amount of cash and that number of shares of GE Common Stock as is paid for each Share accepted in the Offer. The Offer and the Merger are referred to herein collectively as the "Transaction."

    According to the Schedule TO, the address of the principal executive offices for GE is 3135 Easton Turnpike, Fairfield, Connecticut 06431-0001, and the address of the principal executive offices for the Purchaser is 41 Woodford Avenue, Plainville, Connecticut 06062.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement filed pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement") which is attached as Schedule I hereto and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and
(1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser or GE, or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. GE, the Purchaser and the Company have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the sections of the Prospectus titled "Summary," "The Offer" and "The Merger Agreement." Such Prospectus is being mailed to stockholders together with this Schedule 14D-9 and is included as Exhibit (a)(1)(i). Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is included as Exhibit (e)(1)(i) and incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT. The Company and GE entered into a Confidentiality Agreement dated September 25, 2001 (the "Confidentiality Agreement"), pursuant to which GE and the Company agreed, among other things, not to disclose the other's confidential information or to use the other's confidential information other than for the purpose of evaluating a possible transaction between GE and the Company.

    VOTING AGREEMENT. As an inducement for GE and the Purchaser to enter into the Merger Agreement, concurrently with the signing of the Merger Agreement, Berwind LLC, a Delaware limited liability company ("Berwind"), solely in its capacity as a stockholder, entered into a voting agreement with GE. A summary of the terms of such agreement is incorporated herein by reference to the section of the Prospectus titled "Agreements Related to the Merger Agreement--The Voting Agreement." Such Prospectus is being mailed to stockholders together with this
Schedule 14D-9 and is included as Exhibit (a)(1)(i). Such summary and description are qualified in their entirety by reference to the Voting Agreement, which is included as Exhibit (e)(1)(ii) and incorporated herein by reference.

    AFFILIATE AGREEMENTS. Under the Merger Agreement, the Company has agreed to use reasonable efforts to cause the directors and executive officers to enter into affiliate agreements with GE pursuant

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to which such executive officers and directors agree not to sell or transfer their GE Common Stock issued in connection with the Offer or the Merger unless the sale or transfer is made in compliance with the requirements of Rule 145(d) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to an effective registration statement or an appropriate exemption, or in reliance upon a written opinion of counsel. This summary is qualified in its entirety by reference to the form of Affiliate Agreement, which is included in the Merger Agreement as Exhibit B thereto and incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

    STOCK OPTIONS. All outstanding options to purchase Company Common Stock (each, a "Company Stock Option") will be converted in the Merger into options to purchase GE Common Stock (a "Converted Option"). The value of each Converted Option will have the equivalent value of the corresponding Company Stock Option as if the Company Stock Option were exercised immediately prior to the Merger. Specifically, upon the effective time of the Merger (the "Effective Time"), each Company Stock Option under the Company's Option Plans (as defined in the Merger Agreement), shall be converted into an option to acquire that number of shares of GE Common Stock that is equal, rounded up to the nearest whole share, to the product of twice the Exchange Ratio multiplied by the number of shares that could have been acquired upon exercise of such Company Stock Option (without regard to actual restrictions) had such Company Stock Option been exercised immediately before Closing, with an exercise price equal to (x) the exercise price of the Company Stock Option divided by (y) twice the Exchange Ratio.

    Between the date of the Merger Agreement and the Effective Time, the Company's Board of Directors (as defined in Item 4(a) of this Schedule 14D-9), or the appropriate committee thereof, will, at GE's request, take such action as may be necessary, consistent with the authority reserved to that Board of Directors or committee in the relevant Company Option Plan, to give effect to the conversion described above, including making any permitted determination regarding the vesting of any or all Company Stock Options, provided that such changes do not have a material adverse effect on the intrinsic value of any Company Stock Options so amended. If GE requests the Company to enable the holder of a Company Stock Option to exercise the option (including any portion thereof that first becomes exercisable in connection with the Offer), this may enable the holder effectively to tender in the Offer the Shares acquired upon exercise.

    BENEFIT PLANS. For a period of at least one year following the Effective Time, GE will cause the Surviving Corporation to provide benefits (including severance benefits, medical and welfare policies) that are no less favorable in the aggregate to those benefits that are available to the employees of the Company on December 17, 2001.

    To the extent permitted under applicable law, each employee of the Company shall be given credit for all service with the Company (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and fringe benefits maintained by GE or the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility and vesting.

    INDEMNIFICATION. (a) From and after the Effective Time, GE will cause the Surviving Corporation to indemnify, defend and hold harmless the Company's officers and directors to the same extent that such persons are indemnified pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under the Company's Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement to the maximum extent permitted by law.

    (b) For a period of six years after the Effective Time, GE will maintain, or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those

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persons who are currently covered by the Company's directors' and officers'
liability insurance policy in an amount and on terms no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company; provided, however, that in no event will GE or the Surviving Corporation be required to expend an annual premium for such coverage in excess of $600,000 (and if the cost for such coverage is in excess of such amount, the Surviving Corporation shall only be required to maintain such coverage as is available for such amount).

    (c) These indemnification provisions survive the consummation of the Merger at the Effective Time and continue for the periods specified above.

    EMPLOYMENT/SEVERANCE AGREEMENTS. GE will cause the Surviving Corporation to discharge the obligations of the Company and its subsidiaries under certain employment agreements of the Company in existence on December 17, 2001. In addition, four of the Company's executive officers have severance agreements that provide for severance pay, accelerated vesting of stock options and other benefits if such executive is terminated without cause or resigns for good reason. Good reason includes a material diminution in the executive's pay, benefits or responsibilities. These severance agreements are described in detail in the Information Statement attached hereto as Schedule I.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors.

    The Board of Directors of Interlogix (the "Board" or the "Board of Directors"), at a meeting held on December 17, 2001, declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the Voting Agreement, determining that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

    A letter to the Company's stockholders communicating the Board's recommendations and the press release announcing the Merger Agreement and the related transactions are included as Exhibits (a)(2)(i) and (a)(2)(iii), respectively, and are incorporated herein by reference.

    (b) Background; Reasons for the Interlogix, Inc. Board's Recommendation; Opinion of UBS Warburg LLC.

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BACKGROUND

    In March 2001, Kenneth L. Boyda, the President and Chief Executive Officer of the Company, began discussions with representatives of Berwind regarding some of the strategic issues facing the Company. As a result of those discussions, Mr. Boyda, Michael S. Lafair, the Vice President and General Counsel of the Company and an executive from a major division of the Company, attended a meeting on April 9, 2001 with representatives of Berwind including two individuals, Lawrence C. Karlson and James L. Hamling, who are also directors of Interlogix. At the meeting, Mr. Boyda presented his views on the industry dynamics facing the Company, discussing in particular the increasing consolidation in the industry led by multinational corporations many times the size, and with much greater resources, than the Company. The participants discussed some of the options available to maximize shareholder value and the risks associated with those alternatives. Mr. Boyda discussed his view that the Company could not stand still; the Company needed to grow by acquisition to be competitive as the industry consolidated further or it needed to partner with another company. He also stated that growth by acquisition would likely require the Company to issue stock. Representatives of Berwind expressed concern over some of the alternatives, such as growth by acquisition, citing integration risks in acquisitions and Berwind's desire not to be diluted to a minority stockholder position.

    On May 22, 2001 Mr. Boyda and John R. Logan, the Senior Vice President and Chief Financial Officer of the Company, held another meeting regarding the strategic alternatives with representatives of Berwind. Mr. Karlson and Mr. Hamling also attended this meeting. On the next day, Messrs. Boyda, Karlson and Hamling reviewed these discussions with the Board at a regularly scheduled meeting of the Board. After discussion with the Board, Mr. Boyda began discussions with UBS Warburg LLC ("UBS Warburg") regarding the engagement of UBS Warburg as financial advisor to review strategic alternatives for the Board.

    At a meeting of the Company's Board on July 25, 2001, Mr. Boyda led a discussion on some of the strategic issues facing the Company. UBS Warburg also presented its analysis of the strategic alternatives facing the Company. During this discussion, the Board discussed the merits and risks of a standalone strategy, of growth through acquisition and of a sale of the Company or a sale of a significant division of the Company. As a result of the discussion, Mr. Boyda and Mr. Karlson were authorized to negotiate an engagement letter with UBS Warburg to explore strategic alternatives for the Company. Upon execution of the engagement letter, UBS Warburg was authorized to solicit interest in a strategic combination with a number of parties identified by it and management as likely candidates. On August 8, 2001, the Company executed an engagement letter with UBS Warburg.

    In August, Mr. Boyda discussed a strategic combination with a potential partner and arranged for a meeting with this potential partner, senior executives of the Company and UBS Warburg. In mid-September, UBS Warburg began contacting a limited number of companies to assess their interest in a strategic combination with the Company. In all, UBS Warburg approached eleven companies to assess their interest in a strategic combination. Of these, nine signed confidentiality agreements and received a confidential executive summary prepared by the Company. UBS Warburg then invited each of these nine companies to submit an indication of interest for a combination with the Company.

    On October 23, 2001, UBS Warburg reviewed with the Board the two indications of interest it had received by that date, including the indication of interest it had received from GE. The other interested party (the "Alternative Bidder") was an industrial company with complementary operations, but with an equity market capitalization of less than $10 billion. UBS Warburg analyzed both indications of interest and reviewed with the Board information on each of the companies. UBS Warburg also believed it would be receiving a third indication of interest from another interested company within the next few days.

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    In the course of the Board discussion, UBS Warburg noted that the indication of interest from the Alternative Bidder contemplated that Interlogix stockholders would receive all stock in the Alternative Bidder as consideration in the combination. Given the market capitalization of the Alternative Bidder, Berwind would be a significant stockholder of the Alternative Bidder and could likely face significant costs, risks and delays if it tried to monetize its stake in the Alternative Bidder. Board members associated with Berwind stated that they believed that Berwind would discount the nominal value of an offer where there would be high costs or a long time frame to monetize the consideration. They noted that liquidity would be an important factor in Berwind's evaluation of any proposal. As a result of the meeting, the Board authorized the Company and UBS Warburg to proceed to a second phase with the two participants who had submitted indications of interest. During this phase, the participants would receive management presentations, access to a data room, facility visits and further access to management for due diligence. In late October, UBS Warburg received the anticipated third indication of interest. The Board members were informed of this indication, and UBS Warburg and the Company also permitted this third participant to participate in the second phase of the process.

    During the next month, senior management and UBS Warburg met with the three participants. Each of the participants received formal management presentations, had repeated access to data rooms with confidential information regarding the Company and had access to senior management to answer questions regarding the Company. During the course of this process, UBS Warburg informed all the participants that final proposals would be required by December 6, 2001.

    In late October and November, two other companies independently approached UBS Warburg expressing an interest in joining the process. At a Board meeting on November 27, 2001, the Board approved inviting one of these companies to join the process. However, because this fourth company was a direct competitor of the Company in several important product lines, the Board authorized, on the recommendation of management, that this new participant be given only limited access to management and diligence materials, and required that its proposal be submitted by December 6, along with the other participants. Upon execution of a confidentiality agreement, this fourth participant was permitted to join the process on these terms.

    In November, representatives of Berwind repeated its concerns to UBS Warburg regarding the fact that the Alternative Bidder's indication of interest had proposed an all-stock transaction. If the Company proceeded with that transaction, Berwind would be a significant holder of the stock of the Alternative Bidder and would want to monetize any securities received promptly. The representatives of Berwind requested that the Company communicate to the Alternative Bidder Berwind's concerns. The Board authorized UBS Warburg, along with a representative of Berwind, to communicate to the Alternative Bidder Berwind's concerns and desire to monetize promptly any securities received in a transaction. This communication was made on December 3, 2001.

    On December 6, GE and the Alternative Bidder each submitted a proposal. Each bidder's respective proposal included a markup of a proposed form of merger agreement prepared by Dechert and a markup of a proposed voting agreement to be executed by Berwind. The other two participants declined to submit proposals.

    The GE proposal contemplated a stated equity value of $33.21 per share, payable 50% in cash and 50% in stock (with the value of the stock calculated using a floating exchange ratio, consistent with the Company's proposed form of agreement). The GE proposal also contained a number of significant contractual issues effecting the timing of an agreement and the certainty of closing. Further, the GE proposal contemplated that Berwind would grant GE an option to purchase up to half of its stock in the Company and that Berwind would be effectively prohibited from supporting any other transaction for nine months if the merger agreement were terminated.

    The proposal from the Alternative Bidder had a stated value per share of $38.98, payable entirely in stock of the Alternative Bidder. The Alternative Bidder proposed a fixed exchange rate, with the

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Company having the right to terminate the merger agreement if the value of the
Alternative Bidder's stock declined by 15% or more. This proposal contemplated that the Alternative Bidder would have a two week period to finish its due diligence; during this period the Company would be prohibited from negotiating with any other party or soliciting any other bids.

    On December 7, after reviewing the proposals, representatives of Berwind contacted Dechert and UBS Warburg and stated that the proposal from the Alternative Bidder did not directly address Berwind's ability to monetize the stock it received from the Alternative Bidder. On the afternoon of December 7, 2001, UBS Warburg discussed this issue with the Alternative Bidder. On the evening of December 9, the Alternative Bidder left a message with UBS Warburg communicating that it would be willing to allow Berwind to sell its shares in an underwritten offering immediately upon the close of a transaction.

    On the morning of December 10, 2001, the Board held a telephonic Board meeting to review the proposals. Attending the Board meeting were Company counsel and representatives of UBS Warburg. During the course of the call, UBS Warburg reviewed the economic terms of the two proposals and Dechert reviewed the legal terms. UBS Warburg and Dechert updated the Board on the additional communications with the Alternative Bidder regarding the desire for liquidity. At the meeting, Board members associated with Berwind indicated that Berwind needed further time to study the two offers and would be in a position to report its views by the end of the day. The Board appointed an Advisory Committee to direct the efforts of the Company's representatives in conducting negotiations with the two bidders. The members of the Committee were Mr. Karlson, the Chairman of the Committee, Thomas L. Auth, Chairman of the Board of the Company and Donald L. Seeley, Chairman of the Board's Audit Committee. Mr. Karlson is a consultant to a number of entities affiliated with Berwind.

    Late that afternoon, the Advisory Committee held a meeting with Mr. Lafair and Company's outside counsel to discuss the terms of the two proposals. At the request of Mr. Karlson, the Committee invited J.P. Morgan Securities, Inc. ("JPMorgan"), financial advisor to Berwind, and other representatives of Berwind to the meeting. JPMorgan indicated that, given the cost to monetize the stock of the Alternative Bidder and the relative volatility of the stock of the Alternative Bidder, the offers were essentially equivalent on a risk-adjusted basis. Representatives of UBS Warburg then joined the call. After further review of the two bids and the views of Berwind on the two bids, the Advisory Committee directed UBS Warburg to inform GE that it needed to increase its value. Second, UBS Warburg was directed to inform the Alternative Bidder that it needed to increase the price of its offer, in cash, and needed to reduce the risk to the Company's stockholders of the volatility in the Alternative Bidder's stock.

    In the afternoon of December 11, the Advisory Committee held another meeting to receive an update from UBS Warburg. UBS Warburg reported that the Alternative Bidder would be responding to the Committee's request on the morning of Wednesday, December 12. UBS Warburg also reported that GE had not agreed to increase its offer at that time.

    The Alternative Bidder submitted a revised proposal in writing on Wednesday, December 12. In the revised proposal, the Alternative Bidder increased its purchase price by $75 million, in cash, and modified its proposal generally in the manner requested to reduce the risks associated with a decline in the price of its stock, but had also limited the ability for the Company's stockholders to benefit from an increase in the value of its stock.

    UBS Warburg reported this to the Advisory Committee on a conference call that afternoon. During the course of the call, representatives of Berwind noted that they would need some time to study the revised offer by the Alternative Bidder. In a second Advisory Committee conference call later that afternoon, representatives of Berwind stated that given the increase in price and the adjustments that the Alternative Bidder had made to lessen the volatility risk, Berwind thought that GE would have to increase its bid by a significant amount to make its bid preferable to the revised proposal submitted

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by the Alternative Bidder. Company counsel then reviewed the major legal items in the terms of the merger agreement and voting agreement submitted by each of the bidders. At the conclusion of the review, the Advisory Committee determined to advise GE that it had to raise its bid by a significant amount and make a series of changes to its contract markups.

    Following the Advisory Committee call, UBS Warburg contacted GE and gave GE the information as directed by the Advisory Committee. On the morning of December 13, UBS Warburg, Company counsel and representatives of Berwind had a series of conference calls with representatives of GE to discuss the major contract points that had been raised with GE.

    The Advisory Committee had a telephonic meeting in the early afternoon of December 13 to receive an update on the day's discussions with GE. UBS Warburg reported that GE had increased its offer by $120 million but had requested exclusivity through December 17. In response to this, the Advisory Committee instructed Company counsel to continue working with GE to see if they could resolve the major issues on the merger agreement and voting agreement and report to the Advisory Committee later that day. Company counsel also reviewed with the Advisory Committee the major contract items open with the Alternative Bidder, and the Advisory Committee requested that a list of issues be prepared and communicated to the Alternative Bidder on the major items in its contract markup.

    Company counsel and a representative of Berwind spent the balance of the day negotiating with GE on the major contract points. During the course of the discussions, GE stated that it was having a Board meeting on the morning of December 14. In order to present this transaction for Board approval GE needed to know that there was the framework of a transaction acceptable to the majority stockholder and which the Advisory Committee was prepared to recommend to the Company's Board, and GE also insisted on exclusivity through the close of business on Monday, December 17. UBS Warburg, in the early evening of December 13, also discussed with the Alternative Bidder the list of major contract points, as well as its request for further diligence.

    In the late evening on December 13, the Advisory Committee held a call to review the progress of the discussions with GE. Company counsel lead the Committee through the major points and noted that, while much work needed to be done, GE had agreed to the major points discussed and agreed to a conceptual framework with Berwind on the voting agreement. Counsel also reported that a number of issues, such as the appropriate assumptions to be used in the calculation for the per share consideration, had not yet been addressed. UBS Warburg reported that the Alternative Bidder had been responsive to a number of the points raised with it, but still insisted on further due diligence. Dechert was authorized to communicate to GE that the majority shareholder was prepared to accept, and the Advisory Committee was prepared to recommend that the Board accept, the GE proposal, as modified. Dechert also advised GE that the Advisory Committee wanted more progress on the contract by the time of the Board meeting.

    In the early morning on December 14, the Advisory Committee held another meeting, with representatives of Dechert, UBS Warburg, Mr. Boyda and Mr. Lafair. Dechert gave an update on the discussions with GE, and UBS Warburg gave an update on the responses from the Alternative Bidder. UBS Warburg noted that the Alternative Bidder had agreed in concept to most of the contract points but was still insisting on an exclusivity period to complete its due diligence. At the conclusion of the meeting, the Advisory Committee instructed Dechert and UBS to continue the negotiations with GE to reach an acceptable form of contract and instructed UBS Warburg to press the Alternative Bidder on the diligence requirement.

    During the course of the day, Dechert, UBS Warburg and representatives of GE negotiated the contract. In addition, UBS Warburg continued phone conversations with the Alternative Bidder regarding the due diligence condition. The Alternative Bidder communicated to UBS Warburg that it

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would require at least a week to complete its due diligence and that it would not be prepared to execute an agreement without this additional due diligence.

    On December 14, the entire Board convened a telephonic meeting for an update on the process from the Advisory Committee and the representatives of the Company. At the meeting, the members of the Advisory Committee expressed their views on the status of the negotiations. UBS Warburg reported the conversations with the Alternative Bidder including the statement that it was not willing to execute an agreement without additional due diligence and their estimate of the time it would take for the additional due diligence. UBS Warburg also noted that they had received during the course of the day a list of due diligence points from the Alternative Bidder which included some significant, time-consuming items. UBS Warburg believed that the Alternative Bidder would expect exclusivity during this time period. Mr. Boyda reported on his views on the level of due diligence being requested by the Alternative Bidder. Mr. Karlson also asked Dechert to give a report on the status of the contract discussions with GE. Dechert reported that while the discussions had been constructive and productive, they were far from complete. UBS Warburg also noted that the assumptions to be used in the calculation of the actual per share purchase price had yet to be addressed and would take some time to work through. UBS Warburg also reported on GE's request for exclusivity through Monday, December 17 to finalize the transaction. Mr. Hamling, in his capacity as a representative of Berwind, stated that particularly in light of the diligence issue with the Alternative Bidder, Berwind was prepared to support the GE proposal as negotiated to date. After discussion, the Board voted unanimously to grant GE exclusivity through midnight on Monday, December 17.

    That evening and throughout the weekend, representatives of the Company and GE continued negotiations on the terms of the merger agreement and the voting agreement.

    On Monday, December 17, GE and its representatives met with Company counsel, UBS Warburg and representatives of Berwind at the offices of Dechert in Philadelphia. During the course of the day, the parties finalized the terms of the contracts subject to certain outstanding business issues. In the early afternoon of December 17, the Advisory Committee met again to discuss the open issues including calculation of the purchase price. Following this meeting, Dechert and UBS Warburg communicated the Advisory Committee's position on these issues to GE. During the course of the day, GE and its advisors and the Company and its advisors negotiated these issues. In the evening, the parties came to an agreement on the final open issue, the purchase price for the transaction. The Company promptly scheduled and commenced a Board meeting. At the Board meeting, after review of the Company's operations and business by Mr. Boyda, UBS Warburg reviewed the financial terms of the GE proposal, as negotiated. Dechert then reviewed in detail the terms of the merger agreement and voting agreement and then also reviewed with the Board the standards of Delaware law applicable to this transaction. Mr. Hamling, speaking in his capacity as a representative of Berwind, then noted that the GE proposal was acceptable. He further stated that Berwind would be unwilling to proceed with the Alternative Bidder given the volatility of the Alternative Bidder's stock and the delays, risks and costs of achieving liquidity. In commenting on this view, UBS Warburg also noted the effect the additional diligence requirement had in evaluating the Alternative Bidder's proposal. UBS Warburg then presented the Board with its views on the fairness of the offer and merger from a financial point of view to the stockholders of the Company. After discussion and review of a number of questions from Board members, the Board unanimously approved the execution of the merger agreement.

REASONS FOR THE INTERLOGIX, INC. BOARD'S RECOMMENDATION

    In making its recommendations to the stockholders with respect to the Offer and the Merger, the Board considered a number of factors, the most material of which were the following:

    (i) The terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) the consideration to be paid in the Offer and the Merger, and (b) that the transaction would be structured as a tender offer to enable stockholders to receive the consideration for their Shares at the earliest possible time;

    (ii) The oral opinion of UBS Warburg LLC delivered to the Board at its December 17, 2001 meeting, and subsequently confirmed in writing, that the $38.86 per Share in cash and shares of GE Common Stock proposed to be paid in the Offer and the Merger to the holders of Shares was fair from a financial point of view to such holders (the entire text of the written opinion dated December 17, 2001, regarding the Offer and the Merger, setting forth the assumptions made, matters considered and limitations in connection with such opinion, is attached as Schedule III to this statement. Stockholders are urged to read such opinion in its entirety);

    (iii) The business reputation and the substantial, liquid financial resources of GE which the Board believed supported its conclusion that an acquisition transaction with GE could be effectuated relatively quickly and in an orderly manner;

    (iv) The willingness of Berwind, as the beneficial owner of approximately 80% of Interlogix's outstanding Shares, to enter into the Voting Agreement and tender its Shares pursuant to the Offer, thereby satisfying a condition to the Offer;

    (v) The stated unwillingness of Berwind to proceed with the proposal by the Alternative Bidder, given the offer made by GE;

    (vi) The extent of the additional due diligence requested by the Alternative Bidder;

    (vii) The Board's knowledge of the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates and its position in such markets, the consolidation occurring in the industry and the Company's future growth prospects;

    (viii) The liquidity of GE Common Stock, which will give the stockholders the flexibility to either cash out GE Common Stock immediately following the closing or continue to hold such stock and receive the tax-free benefits from retaining such stock;

    (ix) The historical and current market prices of, and recent trading activity in, the Shares, in particular the fact that the $38.86 per Share (50% in cash and 50% in shares of GE Common Stock) to be paid in the Offer and the Merger represents a premium of approximately 35% over the closing price of the Shares on December 17, 2001, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 47.2% over the weighted average closing price of the Shares for the four-week period prior to the public announcement of the Merger Agreement; and

    (x) Other possible alternatives to the Offer and the Merger, the value to the stockholders of such alternatives and the timing and likelihood of achieving superior value from these alternatives, as well as the possibility that equally suitable partners for merger and consolidation would be available. In this connection, the Board considered the fact that despite Interlogix's prior efforts to identify other alternative acquisition candidates, no other parties, except GE and the Alternative Bidder, had approached the Company with an offer for an acquisition or a business combination. The Board also considered the possibility of remaining an independent company. The Board concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were superior to any other alternatives, and that, if a superior alternative did subsequently become available, the Company would be able to pursue such an alternative under the terms of the Merger Agreement, subject to certain other conditions, including paying a $30 million cash termination fee and subject to the restrictions on Berwind under the Voting Agreement.

    The Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including:

    (i) The requirement under the Merger Agreement that the Company pay a termination fee of $30 million in cash if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including, among others, if the Company exercised its right to terminate the Merger Agreement and enter into an alternative transaction. Although the Board recognized that this requirement could result in significant fees being borne by the Company, it accepted this provision as a means to obtain other terms favorable to the Company, in particular, the right to negotiate or exchange information with potential bidders and the right to terminate the Merger Agreement, under certain limited circumstances set forth in the Merger Agreement, in the event of an alternative transaction that the Board determined would be superior to the transactions contemplated by the Merger Agreement; and

    (ii) The fact that the proposal by the Alternative Bidder contemplated nominally higher per share consideration for all of the Company's Shares than that provided for in the Merger Agreement. For the reasons described above (see "Background"), including the unwillingness of Berwind to proceed with the proposal by the Alternative Bidder and the request for additional due diligence by the Alternative Bidder, the Board concluded that the prospects for consummating the transaction proposed by the Alternative Bidder were not reasonably achievable.

    The foregoing discussion of factors considered by the Board is not meant to be exhaustive, but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that stockholders tender their Shares pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

OPINION OF UBS WARBURG LLC.

    On December 17, 2001, at a meeting of the Board held to approve the proposed merger, UBS Warburg delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated December 17, 2001, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the Offer and Merger consideration was fair, from a financial point of view, to the holders of Company Common Stock.

    The full text of UBS Warburg's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg. This opinion is attached as Schedule III and is incorporated into this Schedule 14D-9 by reference. UBS WARBURG'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTION. THE OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF INTERLOGIX TO EFFECT THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO THE FORM OF THE MERGER CONSIDERATION TO ELECT OR HOW TO VOTE WITH RESPECT TO ANY MATTERS RELATING TO THE PROPOSED MERGER. HOLDERS OF COMPANY COMMON STOCK ARE ENCOURAGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. The summary of UBS Warburg's opinion described below is qualified in its entirety by reference to the full text of its opinion.

    In arriving at its opinion, UBS Warburg:

    - considered the results of solicitations of indications of interest from third parties with respect to the possible acquisition of all or a part of Interlogix and discussions with the Board of Directors of Interlogix and with representatives of Berwind LLC and its affiliates with respect thereto;

    - reviewed certain current and historical market prices and trading volumes of Company Common Stock and GE Common Stock;

    - reviewed publicly available business and financial information relating to Interlogix and GE, including publicly available forecasts relating to GE;

    - reviewed certain internal financial information and other data relating to the businesses and financial prospects of Interlogix, including estimates and financial forecasts prepared by the management of Interlogix, that were provided to or discussed with UBS Warburg by the management of Interlogix and were not publicly available, but which were comparable to publicly available forecasts;

    - conducted discussions with members of the senior management of Interlogix;

    - reviewed publicly available financial and stock market data with respect to companies in lines of businesses which UBS Warburg believed to be generally comparable to those of Interlogix and of GE;

    - compared the financial terms of the Merger with the publicly available financial terms of other transactions which UBS Warburg believed to be generally relevant;

    - reviewed the Merger Agreement; and

    - considered other financial studies, analyses and investigations, and considered other information, as UBS Warburg deemed necessary or appropriate.

    In connection with its review, with Interlogix's consent, UBS Warburg did not assume any responsibility for independent verification of any of the information that UBS Warburg was provided or reviewed for the purpose of its opinion and, with Interlogix's consent, UBS Warburg relied on that information being complete and accurate in all material respects. In addition, at Interlogix's direction, UBS Warburg did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Interlogix or GE, and was not furnished with any evaluation or appraisal.

    With respect to the internal financial forecasts and estimates that it reviewed relating to Interlogix, UBS Warburg assumed, at Interlogix's direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Interlogix. With respect to the publicly available financial forecasts and estimates that it reviewed relating to GE, UBS Warburg assumed, with Interlogix's consent, without independent verification or investigation, that they represented reasonable estimates and judgments as to the future financial performance of GE. In rendering its opinion, UBS Warburg assumed, with Interlogix's consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. UBS Warburg also assumed, with Interlogix's consent, that each of Interlogix, GE and Purchaser would comply with all material covenants and agreements contained in, and other material terms of, the Offer and Merger Agreement and that the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement.

    UBS Warburg's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS Warburg as of, the date of its opinion. At Interlogix's direction, UBS Warburg was not asked to, and did not, offer any opinion as to the terms or obligations of the Merger Agreement, or the form of the Merger. UBS Warburg expressed no opinion as to the value of GE Common Stock when issued in the Merger or the prices at which GE Common Stock will trade or otherwise be transferable at any time. Except as described above, Interlogix imposed no other instructions or limitations on UBS Warburg with respect to the investigations made or the procedures followed by UBS Warburg in rendering its opinion.

    In connection with rendering its opinion to the Board, UBS Warburg performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS Warburg in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected publicly traded companies and the analysis of the selected precedent transaction summarized below, no company or transaction used as a comparison is either identical or directly comparable to Interlogix, GE or the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

    UBS Warburg believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS Warburg's analyses and opinion. None of the analyses performed by UBS Warburg was assigned greater significance by UBS Warburg than any other. UBS Warburg arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS Warburg did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

    The estimates of the future performance of Interlogix and GE provided by the management of Interlogix or derived from public sources in or underlying UBS Warburg's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS Warburg considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Interlogix and GE. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

    The Offer Price and Merger consideration were determined through negotiation between Interlogix and GE and the decision to enter into the Merger was solely that of the Board. UBS Warburg's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and Merger or the Offer Price or the Merger consideration.

    The following is a brief summary of the material financial analyses performed by UBS Warburg and reviewed with the Board in connection with its opinion relating to the proposed Offer and Merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND UBS WARBURG'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF UBS WARBURG'S FINANCIAL ANALYSES.

SUMMARY OF PROCESS.

    UBS Warburg solicited indications of interest from third party companies with respect to the possible acquisition of all or part of Interlogix. UBS Warburg conducted this solicitation in a process consisting of two phases: an initial phase and a final phase. As part of the initial phase, several parties were contacted and those that executed confidentiality agreements were provided with an executive summary on the Company as well as public information on the Company. Those parties were then asked to submit a non-binding indication of interest with respect to the acquisition of all of the Company at the conclusion of the initial phase. Certain parties submitted non-binding indications of interest and some were subsequently invited to participate in the final phase. The final phase consisted of access to management, a management presentation, facilities tours, and access to a data room of documents. Upon the completion of the final phase, the participants were asked to submit final binding proposals with respect to the acquisition of all of the Company. After receipt of final proposals, UBS Warburg solicited improvements to the final proposals from those parties. Upon careful review of both final proposals, Berwind indicated that it was not willing to accept one of the proposals in favor of another, primarily because of the volatility and lack of liquidity inherent in and a due diligence condition of, said proposal.

ANALYSIS OF SELECTED PUBLIC COMPANIES.

    INTERLOGIX. UBS Warburg compared selected financial information and operating statistics for Interlogix with corresponding financial information and operating statistics of nine selected publicly held companies. UBS Warburg selected security equipment companies, large cap electrical automated and control companies, and multi-industry companies with exposure to security equipment as comparables. These companies included the following companies, largely general industrial companies, referred to as the Large Equipment and Control Companies, and companies focused in equipment manufacturing, referred to as the Equipment Companies:

      LARGE EQUIPMENT AND CONTROL
               COMPANIES                            EQUIPMENT COMPANIES
----------------------------------------  ----------------------------------------
  -  Honeywell                              -  Checkpoint Systems, Inc.
  -  Schneider Electric                     -  Kidde plc
  -  Johnson Controls                       -  Novar plc
  -  Ingersoll-Rand                         -  Diebold Inc.
  -  SPX Corporation

    UBS Warburg reviewed enterprise values, calculated as equity value plus debt, less cash and cash equivalents, as multiples of latest 12 months revenue and latest 12 months earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, and earnings before interest and taxes, referred to as EBIT. UBS Warburg also reviewed stock prices as a multiple of estimated calendar years 2001 and 2002 earnings per share, referred to as EPS and estimated calendar year 2001 PE/G ratios. UBS Warburg then compared the multiples derived from the selected companies with corresponding multiples for Interlogix based on the closing price of Company Common Stock on December 17, 2001 as well as the Merger consideration. Multiples for the selected companies also were based on closing stock prices on December 17, 2001. Financial data for the selected companies and Interlogix were based on public filings, company reports, publicly available research analysts' estimates and First Call estimates. This analysis indicated the following implied high, low, mean and median enterprise multiples for the selected companies, as compared to the multiples implied for Interlogix:

LARGE EQUIPMENT AND CONTROL COMPANIES

                                                                                   IMPLIED MULTIPLES OF   IMPLIED MULTIPLES OF
                                             IMPLIED MULTIPLES OF SELECTED         INTERLOGIX BASED ON    INTERLOGIX BASED ON
                                              LARGE EQUIPMENT AND CONTROL          CLOSING STOCK PRICE           MERGER
                                                       COMPANIES                       ON 12/17/01           CONSIDERATION
                                       -----------------------------------------   --------------------   --------------------
ENTERPRISE VALUES AS MULTIPLES OF:       HIGH       LOW        MEAN      MEDIAN
----------------------------------     --------   --------   --------   --------
Revenue
  Latest 12 months...................     1.50x      0.50x      1.15x      1.25x           1.28x                  1.69x
EBITDA
  Latest 12 months...................      10.7        6.1        8.2        7.5            7.9                   10.5
EBIT
  Latest 12 months...................      15.5        9.1       11.5        9.8           12.9                   17.0

STOCK PRICES AS MULTIPLE OF:             HIGH       LOW        MEAN      MEDIAN
----------------------------           --------   --------   --------   --------
EPS
  Estimated calendar Year 2001.......     21.3x      15.4x      17.7x      16.3x         23.3x            32.2x
  Estimated calendar Year 2002.......      17.2       14.2       15.7       15.7         16.9              23.4
2001 Estimated PE/G Ratio............       2.2        1.2        1.6        1.3          1.3               1.8

EQUIPMENT COMPANIES

                                                                                   IMPLIED MULTIPLES OF   IMPLIED MULTIPLES OF
                                                                                   INTERLOGIX BASED ON    INTERLOGIX BASED ON
                                             IMPLIED MULTIPLES OF SELECTED            CLOSING STOCK              MERGER
                                                  EQUIPMENT COMPANIES               PRICE ON 12/17/01        CONSIDERATION
                                       -----------------------------------------   --------------------   --------------------
ENTERPRISE VALUES AS MULTIPLES OF:       HIGH       LOW        MEAN      MEDIAN
----------------------------------     --------   --------   --------   --------
Revenue
  Latest 12 months...................     1.73x      0.58x      1.10x      1.04x           1.28x                  1.69x
EBITDA
  Latest 12 months...................      10.3        4.2        7.0        6.8            7.9                   10.5
EBIT
  Latest 12 months...................      14.3        6.5       10.2       10.1           12.9                   17.0

STOCK PRICES AS MULTIPLE OF:             HIGH       LOW        MEAN      MEDIAN
----------------------------           --------   --------   --------   --------
EPS
  Estimated calendar year 2001.......     22.5x       9.3x      17.3x      18.6x         23.3x            32.2x
  Estimated calendar year 2002.......      18.0        8.9       13.7       13.9         16.9              23.4
2001 Estimated PE/G Ratio............      11.3        1.0        4.6        1.5          1.3               1.8

    GE. UBS Warburg also compared selected financial information and operating statistics for GE with corresponding financial information and operating statistics of eight selected publicly held companies. UBS Warburg selected large cap diversified companies as comparables. These companies included the following large diversified companies:

         LARGE DIVERSIFIED
             COMPANIES
         -----------------
      -  Tyco
      -  Siemens
      -  United Technologies
      -  Honeywell
      -  Schneider Electric
      -  Johnson Controls
      -  Ingersoll-Rand
      -  SPX Corporation

    UBS Warburg reviewed enterprise values as multiples of latest 12 months revenue, EBITDA and EBIT. UBS Warburg also reviewed stock prices as a multiple of estimated calendar years 2001 and 2002 EPS and estimated calendar year 2001 PE/G ratios. UBS Warburg then compared the multiples derived from the selected companies with corresponding multiples for GE based on the closing price of GE Common Stock on December 17, 2001. Multiples for the selected companies also were based on closing stock prices on December 17, 2001. Financial data for the selected companies and GE were based on public filings, company reports, publicly available research analysts' estimates and First Call estimates. This analysis indicated the following implied high, low, mean and median enterprise and equity value multiples for the selected companies, as compared to the multiples implied for GE:

LARGE DIVERSIFIED COMPANIES

                                                                                                  IMPLIED MULTIPLES OF
                                                                IMPLIED MULTIPLES OF                  GE BASED ON
                                                                   SELECTED LARGE                    CLOSING STOCK
                                                                DIVERSIFIED COMPANIES              PRICE ON 12/17/01
                                                      -----------------------------------------   --------------------
ENTERPRISE VALUES AS MULTIPLES OF:                      HIGH       LOW        MEAN      MEDIAN
----------------------------------                    --------   --------   --------   --------
Revenue
  Latest 12 months..................................     3.85x      0.50x      1.48x      1.27x           5.16x
EBITDA
  Latest 12 months..................................      15.6        6.1        9.5        8.8           14.1
EBIT
  Latest 12 months..................................      45.2        9.1       16.6       11.6           20.0

STOCK PRICES AS MULTIPLE OF:                            HIGH       LOW        MEAN      MEDIAN
----------------------------                          --------   --------   --------   --------
EPS
  Estimated calendar Year 2001......................     43.9x      15.4x      21.4x     18.2x          27.2x
  Estimated calendar Year 2002......................      27.8       14.2       17.1     16.1           24.0
2001 Estimated PE/G Ratio...........................       3.7        1.2        1.8      1.3            1.8

ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS.

    UBS Warburg compared selected financial information and operating statistics for Interlogix based on the Offer Price with corresponding financial information and operating statistics of 11 selected precedent transactions. The precedent transactions involved companies in the security equipment and fire equipment industries. These transactions included the following:

    TRANSACTION
    -----------
      -  Sensormatic Electronics acquired by Tyco International
      -  Unican acquired by Kaba
      -  Detection Systems acquired by Robert Bosch
      -  Simplex Time Recorder acquired by Tyco International
      -  Pittway acquired by Honeywell International
      -  ITI Technologies acquired by SLC
      -  Central Sprinkler acquired by Tyco International
      -  CIPE France acquired by Tyco International
      -  Eurotherm acquired by Siebe
      -  Menvier-Swain Group acquired by Cooper Industries
      -  Thorn Security Group acquired by Tyco International

    UBS Warburg reviewed the implied enterprise values of the 11 selected transactions. UBS Warburg reviewed enterprise values as multiples of latest
12 months revenue, EBITDA and EBIT. UBS Warburg then compared the implied multiples derived from the selected transactions with corresponding multiples for Interlogix based on the Offer Price. Multiples for the selected transactions were based on publicly available information at the time of announcement of the transactions. This analysis indicated the following implied enterprise value multiples for the selected transactions, as compared to the multiples implied for Interlogix:

                                                                                        IMPLIED MULTIPLES OF INTERLOGIX
                                                      IMPLIED MULTIPLES OF                    BASED ON THE MERGER
                                                      SELECTED TRANSACTIONS                      CONSIDERATION
                                            -----------------------------------------   -------------------------------
ENTERPRISE VALUES AS MULTIPLES OF:            HIGH       LOW        MEAN      MEDIAN
----------------------------------          --------   --------   --------   --------
Revenue
  Latest 12 months........................    2.10x      0.83x      1.47x      1.38x                 1.69 x
EBITDA
  Latest 12 months........................   13.2        7.8       10.5       11.4                  10.5
EBIT
  Latest 12 months........................   20.9       10.9       15.7       15.7                  17.0

PREMIUMS PAID ANALYSIS.

    UBS Warburg reviewed the premiums paid in 16 selected transactions announced between January 1, 2001 and December 17, 2001 and 30 selected transactions announced between January 1, 2000 and December 31, 2000 for a total of 46 selected transactions announced between January 1, 2000 and December 17, 2001. UBS Warburg reviewed the purchase prices paid in the selected transactions relative to the target company's closing stock prices one day, one week and four weeks prior to public announcement of the transaction. UBS Warburg then compared the premiums implied in the selected transactions over these specified periods with the premiums implied in the Merger for Interlogix based on the Offer Price and the closing prices of Company Common Stock one day, one week and four weeks prior to December 18, 2001. This analysis indicated the following implied high, low, mean and median premiums in the selected transactions, as compared to the premiums implied in the Offer:

TRANSACTIONS ANNOUNCED JAN. 1, 2001--DEC. 17, 2001

                                                 PERCENTAGE PREMIUM PAID
                                    --------------------------------------------------   PREMIUM IMPLIED IN OFFER
SPECIFIED PERIOD:                     HIGH          LOW           MEAN         MEDIAN       DECEMBER 18, 2001
-----------------                   --------      --------      --------      --------   ------------------------
One day prior.....................   54.1%         (4.4)%        21.0%         20.6%               35.4%
One week prior....................   61.2%          2.9%         23.9%         21.9%               55.0%
Four weeks prior..................   89.1%          9.3%         34.1%         29.5%               47.2%

TRANSACTIONS ANNOUNCED JAN. 1, 2000--DEC. 31, 2000

                                                  PERCENTAGE PREMIUM PAID
                                     --------------------------------------------------   PREMIUM IMPLIED IN OFFER
SPECIFIED PERIOD:                      HIGH          LOW           MEAN         MEDIAN       DECEMBER 18, 2001
-----------------                    --------      --------      --------      --------   ------------------------
One day prior......................   74.7%          3.2%         29.0%         25.5%               35.4%
One week prior.....................   85.8%          5.3%         37.2%         32.7%               55.0%
Four weeks prior...................   92.4%          8.1%         40.3%         28.8%               47.2%

TRANSACTIONS ANNOUNCED JAN. 1, 2000--DEC. 17, 2001

                                                 PERCENTAGE PREMIUM PAID
                                    --------------------------------------------------   PREMIUM IMPLIED IN OFFER
SPECIFIED PERIOD:                     HIGH          LOW           MEAN         MEDIAN       DECEMBER 18, 2001
-----------------                   --------      --------      --------      --------   ------------------------
One day prior.....................   74.7%         (4.4)%        26.2%         23.8%               35.4%
One week prior....................   85.8%          2.9%         32.6%         28.1%               55.0%
Four weeks prior..................   92.4%          8.1%         38.1%         28.8%               47.2%

EXCHANGE RATIO ANALYSIS.

    UBS Warburg performed an exchange ratio analysis comparing the daily exchange ratio to the last twelve months average exchange ratio and the exchange ratio based on the Offer Price. The exchange ratio is based on a five-day volume weighted average of GE's stock price. This analysis yielded a last twelve month average exchange ratio of 0.4484, as compared to the exchange ratio provided for in the merger of 0.5194.

OTHER FACTORS.

    - In rendering its opinion, UBS Warburg also reviewed and considered other factors, including:

    - the historical price performance and trading volumes for Company Common Stock and GE Common Stock;

    - the relationship between movements in Company Common Stock, movements in a composite index comprised of selected companies and movements in the Standard and Poor's 500 Index;

    - the relationship between movements in GE Common Stock, movements in a composite index comprised of selected companies and movements in the Standard and Poor's 500 Index; and

    - selected published equity research analysts' reports for GE.

MISCELLANEOUS.

    Under the terms of its engagement, Interlogix has agreed to pay UBS Warburg customary fees for its financial advisory services upon completion of the Merger. In addition, Interlogix has agreed to reimburse UBS Warburg for its reasonable expenses, including fees and disbursements of counsel, and to indemnify UBS Warburg and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS Warburg and its affiliates in the past have provided services to GE unrelated to the proposed Offer and Merger, for which services UBS Warburg and its affiliates have received customary compensation.

    Interlogix selected UBS Warburg as its financial advisor in connection with the Offer and Merger because UBS Warburg is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Interlogix and its business. UBS Warburg is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

    In the ordinary course of business, UBS Warburg, its successors and affiliates may actively trade the securities of Interlogix and GE for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities

    (c) Intent to Tender

    After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to Purchaser all their Company Common Stock, held of record or beneficially owned by such person, as of the expiration date of the Offer.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

LETTER AGREEMENT.

    The Company has retained UBS Warburg as its financial advisor in connection with the Transactions. Pursuant to the terms of UBS Warburg's engagement, the Company has agreed to pay UBS Warburg a fee for its services of up to approximately $5.25 million, most of which is contingent and would become payable upon the consummation of the Offer. The Company has also agreed to reimburse UBS Warburg for reasonable expenses as incurred, including the reasonable fees of legal counsel retained by UBS Warburg, and to indemnify UBS Warburg and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of UBS Warburg's engagement. UBS Warburg and its affiliates have in the past provided services to Parent unrelated to the Transactions, and UBS Warburg has received compensation for such services. In the ordinary course of its trading, brokerage and financing activities, UBS Warburg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in the securities of the Company and Parent and their affiliates for their own account or for the account of their customers.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth on Schedule II attached hereto, no transactions in the Company's securities have been effected during the past 60 days by the Company or any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person,
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of The Company.

    (b) Except as indicated in Items 3 and 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION.

    (a) INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT. The Information Statement attached hereto as Schedule I is being furnished to the Company's stockholders in connection with the possible designation by GE, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

    (b) On December 17, 2001, the Rights Agreement dated November 27, 1996, between the Company and Wells Fargo Bank Minnesota, N.A., as rights agent was amended (the "Second Amendment to Rights Agreement") in order to, among other things, provide that the rights will not become exercisable in connection with the transactions contemplated in the Merger Agreement and the Voting Agreement. In addition, the Rights Agreement will terminate immediately prior to the effective time of the Merger. A copy of the Second Amendment to Rights Agreement is included herewith as Exhibit (e)(4)(xi) and is incorporated herein by reference.

    (c) Delaware Law.

    The Company is incorporated under the laws of the State of Delaware.

    SHORT-FORM MERGER. Under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer, without a vote of the Company's stockholders ("Short-Form Merger"). See also the description of the Short-Form Merger in the Prospectus (under the heading "The Offer--Purpose of the Offer; The Merger; Appraisal Rights"). However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, under
Section 251 of the DGCL, a vote of the Company's stockholders will be required to adopt and approve the Merger Agreement. In that event, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time will likely be required to effect the Merger.

    APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, persons who are holders of Shares at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle a holder to a judicial determination of the "fair value" of the Shares at the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), to be paid in cash, in lieu of the consideration paid in the Merger. The value so determined could be more or less than the value paid in the Merger.

    (d) ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and the applicable waiting period has expired or been terminated. The acquisition of Shares pursuant to the Offer is subject to these requirements. GE and Berwind each filed on December 27, 2001 with the FTC and the Antitrust Division Notifications and Report Forms with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by both companies. Accordingly, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on January 26, 2002, unless the Antitrust Division or the FTC requests additional information or documentary material or terminates the waiting period before such time. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from GE and/or Berwind, the waiting period would be extended for an additional 30 calendar days following substantial compliance by GE and/or Berwind with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the consummation of this Transaction could be enjoined preliminarily or permanently by court order on antitrust or competition grounds or temporarily by the consent of GE and Berwind pursuant to a court challenge by a government antitrust authority or private parties. Any such extension of the waiting period, entry of a court injunction, or decision by GE and Berwind to temporarily postpone the consummation of this Transaction pursuant to such a court challenge will not give rise to any rights of GE or the Company to withdraw from the Merger Agreement not otherwise provided for by applicable law. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by

Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of GE, its subsidiaries and/or Berwind. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. The Offer and the Merger may also be subject to pre-merger notification requirements in certain other non-U.S. jurisdictions. The parties may make other regulatory filings. Although the Company believes that Purchaser's acquisition of Shares pursuant to the Offer would not violate antitrust or competition laws, there can be no assurance that a challenge to the Offer on antitrust or competition grounds will not be made or, if such challenge is made, what the outcome will be.

    (e) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

Exhibit (a)(1)(i)     Prospectus, dated December 27, 2001 (incorporated herein by reference to the prospectus included in the Registration
                      Statement on Form S-4 of General Electric Company, filed on
                      December 28, 2001 (SEC File No. 333-76066) (the "GE S-4")).

Exhibit (a)(1)(ii)    Letter of Transmittal (incorporated herein by reference to
                      Exhibit 99.1 to the GE S-4).

Exhibit (a)(1)(iii)   Notice of Guaranteed Delivery, December 28, 2001
                      (incorporated herein by reference to Exhibit 99.2 to the GE
                      S-4).

Exhibit (a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and other Nominees, dated December 28, 2001
                      (incorporated herein by reference to Exhibit 99.3 to the GE
                      S-4).

Exhibit (a)(2)(i)     President's Letter to Stockholders of the Company, dated
                      December 28, 2001.*

Exhibit (a)(2)(ii)    Opinion of UBS Warburg LLC to the Board of Directors of
                      Interlogix, Inc., dated December 17, 2001 (included as
                      Schedule III hereto).*

Exhibit (a)(2)(iii)   Joint Press Release of General Electric Company and
                      Interlogix, Inc., issued on December 18, 2001 (incorporated herein by reference to Interlogix, Inc.'s filing pursuant to
                      Rule 425, dated December 18, 2001).

Exhibit (e)(1)(i)     Agreement and Plan of Merger, dated as of December 17, 2001, by and among General Electric Company, Margaret Acquisition,
                      Inc. and Interlogix, Inc. (incorporated herein by reference to Interlogix, Inc.'s Current Report on Form 8-K, dated
                      December 19, 2001).

Exhibit (e)(1)(ii)    Voting Agreement by and between General Electric Company,
                      Margaret Acquisition, Inc. and Berwind LLC, dated December
                      17, 2001 (incorporated herein by reference to Exhibit 9.1 to the GE S-4).

Exhibit (e)(3)        The Information Statement of the Company, dated
                      December 28, 2001 (included as Schedule I to this Schedule
                      14D-9).*

Exhibit (e)(4)(i)     Severance Agreement by and between Kenneth L. Boyda and the
                      Company dated October 27, 2000 (incorporated herein by
                      reference to Exhibit 10.1 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 2000, filed April
                      2, 2001).

Exhibit (e)(4)(ii)    Severance Agreement by and between Michael S. Lafair and the
                      Company dated October 27, 2000 (incorporated herein by
                      reference to Exhibit 10.2 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 2000, filed April
                      2, 2001).

Exhibit (e)(4)(iii)   Severance Agreement by and between John R. Logan and the
                      Company dated October 27, 2000 (incorporated herein by
                      reference to Exhibit 10.3 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 2000, filed April
                      2, 2001).

Exhibit (e)(4)(iv)    Severance Agreement by and between M. Brian McCarthy and the
                      Company dated October 27, 2000 (incorporated herein by
                      reference to Exhibit 10.4 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 2000, filed April
                      2, 2001).

Exhibit (e)(4)(v)     Employment Agreement dated April 30, 1997, between CADDX
                      Controls, Inc. and Joe Hurst (incorporated herein by
                      reference to Exhibit 10.5 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 2000, filed
                      April 2, 2001).

Exhibit (e)(4)(vi)    Separation Agreement, by and between Thomas L. Auth and the
                      Company, dated June 29, 2000 (incorporated by reference
                      herein to Exhibit 10.7 of the Company's Annual Report on
                      Form 10-K for the year ended December 31, 2000, filed
                      April 2, 2001).

Exhibit (e)(4)(vii)   Interlogix, Inc. 2000 Stock Incentive Plan (incorporated
                      herein by reference to Exhibit 99.1 of the Company's Form
                      S-8, filed May 11, 2000 (SEC File No. 333-36812)).

Exhibit (e)(4)(viii)  SLC Technologies, Inc. Stock Option Plan (incorporated herein by reference to Exhibit 99.2 of the Company's Form
                      S-8, filed May 11, 2000 (SEC Reg. No. 333-36812)).

Exhibit (e)(4)(ix)    Non-qualified Stock Option Agreement between the Interlogix,
                      Inc. and Thomas L. Auth (incorporated herein by reference to
                      Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q
                      for the quarter ended September 29, 2000 (SEC File No.
                      0-24900)).

Exhibit (e)(4)(x)     ITI Technologies, Inc. Long-Term Stock Incentive Plan
                      (1992)(amended and restated May 13, 1998)(incorporated
                      herein by reference to Exhibit 99.1 of the Company's Form
                      S-8, filed July 1, 1998 (SEC File No. 333-58257)).

Exhibit (e)(4)(xi)    Amendment No. 2 to the Rights Agreement between the Company and Wells Fargo Bank Minnesota, N.A, dated December 17, 2001
                      (incorporated herein by reference to Exhibit 4.1 of the
                      Company's Current Report on Form 8-K, filed December 19,
                      2001).

Exhibit (e)(5)(i)     Letter to Clients, dated December 28, 2001 (incorporated
                      herein by reference to Exhibit 99.4 to the GE S-4).

Exhibit (e)(5)(ii)    Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9 (incorporated herein by
                      reference to Exhibit 99.5 to the GE S-4).

Exhibit (g)           None.

------------------------

*   Included in or with copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2001                       INTERLOGIX, INC.

                                               [LOGO]
                                               --------------------------------------------
                                               Name: Kenneth L. Boyda
                                               Title: President and Chief Executive Officer

                                                                      SCHEDULE I

                                INTERLOGIX, INC.
                        114 WEST 7TH STREET, SUITE 1300
                              AUSTIN, TEXAS 78701
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This information statement ("Information Statement") is being mailed on or about December 28, 2001 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Company Common Stock" or the "Shares"), of Interlogix, Inc., a Delaware corporation ("Interlogix" or the "Company"). It is being furnished in connection with an Agreement and Plan of Merger, dated December 17, 2001 (the "Merger Agreement"), by and among General Electric Company, a New York corporation ("GE" or the "Parent"), Margaret
Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of GE ("Purchaser"), and Interlogix, in accordance with the terms and subject to the conditions of which, (a) GE will cause Purchaser to make an exchange offer (the "Offer") to acquire all of the issued and outstanding shares of the Company Common Stock, including the associated Company rights to purchase Common Stock, for consideration consisting of (i) $19.43, in cash, and (ii) that number of shares of Company Common Stock, par value $0.06 per share, of GE (the "GE Common Stock") equal to the Exchange Ratio, as defined in the Merger Agreement (the "Exchange Ratio"), and (b) subsequent to the consummation of the Offer, Interlogix will be merged with and into Purchaser (the "Merger").

    Purchaser commenced the Offer on Friday, December 28, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, January 28, 2002, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement.

    The Merger Agreement provides that, upon the consummation of the Offer, Interlogix shall cause certain designees of GE (the "GE Designees") to be elected to the Board of Directors of Interlogix (the "Board"). If, however, the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for exchange, then GE will not have any right to designate directors for election to the Board.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

THE GE DESIGNEES

    Effective upon the acceptance for exchange or payment by Purchaser of a number of the Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), GE will be entitled to designate the number of directors, rounded up to the next whole number, of the Board that equals the product of
(i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by GE or Purchaser (including Shares accepted for exchange or payment) bears to the total number of Shares outstanding, and Interlogix will take all action necessary to cause GE's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), two members (each, a "Continuing Director") who were directors of Interlogix prior to consummation of the Offer, shall remain as directors of Interlogix until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy.

    The directors of Interlogix at the Effective Time shall be the directors of the surviving corporation, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

    GE has informed Interlogix that it will choose the GE Designees to the Board from the directors and executive officers of GE and/or Purchaser listed in
Schedule I to the registration statement on Form S-4 (the "Registration Statement") filed by GE with the Securities and Exchange Commission on December 28, 2001 (the "Prospectus"), a copy of which is being mailed to Interlogix's stockholders together with the Schedule 14D-9. GE has informed Interlogix that each of the directors and executive officers listed in
Schedule I to the Prospectus has consented to act as a director of Interlogix, if so designated. The information on such Schedule I is incorporated herein by reference. The name, address, principal occupation or employment and five year employment history for each such person is set forth in such Schedule I.

    It is expected that the GE Designees may assume office following the acceptance for exchange and payment by Purchaser of the specified minimum number of Shares pursuant to the Offer, which cannot be earlier than January 28, 2002.

CERTAIN INFORMATION CONCERNING INTERLOGIX

    As of November 30, 2001, Interlogix had 19,569,072 shares of Common Stock issued and outstanding, Interlogix's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held. Each Share is entitled to one vote.

CHANGE OF CONTROL OF THE COMPANY

    On May 2, 2000, pursuant to the Agreement and Plan of Merger and Reorganization dated as of September 28, 1999, as amended (the "SLC Merger Agreement"), between the Company and SLC Technologies, Inc. ("SLC"), SLC merged with and into the Company, with the Company continuing as the surviving corporation (the "SLC Merger"). In the SLC Merger, SLC's outstanding common stock was converted into 15,170,640 shares of the Company's Common Stock. Prior to the SLC Merger, the sole stockholder of SLC was Berwind LLC, formerly Berwind Group Partners ("Berwind"), a Delaware limited liability company that is principally engaged, through its subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses.

    As a result of and immediately following the exchange by the Company's stockholders of 50.0% of the outstanding shares of Company Common Stock for $36.50 in cash per share, Berwind owned approximately 78.0% of the issued and outstanding shares of Company Common Stock, which is the only class of voting securities issued by the Company. On June 6, 2000, Berwind purchased 586,156 additional shares of the Company's Common Stock and now owns approximately 80.0% of the issued and outstanding shares of Company Common Stock.

    The source of funds used in connection with the cash election was borrowings from a syndicate of banks (composed of PNC Bank, National Association, as Administrative Agent for the Banks; The Bank of Nova Scotia, as Syndication Agent for the Banks; First Union National Bank, as Documentation Agent for the Banks; The Chase Manhattan Bank; National City Bank of Pennsylvania; Sun Trust Bank, Atlanta; The Bank of New York; Bank of America, N.A.; Summit Bank; Comerica Bank, as Co-Agents; the Banks named therein and the Borrowers from time to time party thereto), pursuant to a Credit Agreement, dated as of November 17, 1999, as amended, among SLC and the Banks in the syndicate (the "Credit Agreement"). The Credit Agreement was assumed by the Company immediately following the effective time of the SLC Merger. The Credit Agreement provides for loans of up to an aggregate principal amount of $325 million to be borrowed by the Company and its subsidiaries, $235 million of which was borrowed immediately after the effective time of the SLC Merger.

    At the effective time of the SLC Merger, the total number of persons serving on the Board was nine. Thereafter, membership on the Board was determined in accordance with a voting agreement by and among Berwind, Thomas L. Auth and MLGA Fund II, L.P. ("MLGA"), dated as of May 2, 2000. See "SLC VOTING AGREEMENT."

    Pursuant to the terms of the SLC Merger, at the effective time of the SLC Merger, the Certificate of Incorporation of the Company was amended (i) to change the name of the Company to "Interlogix, Inc.," (ii) to opt out of
Section 203 of the Delaware General Corporation Law, and (iii) to increase the number of authorized shares of Company Common Stock to 60,000,000.

    The terms and conditions of the SLC Merger, a description of the businesses of the Company prior to and following consummation of the SLC Merger, details about the consideration paid by the Company in connection with the SLC Merger, and further information about the terms of the SLC Merger are contained in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 28, 2000 and the definitive additional materials thereto filed by the Company. A copy of the SLC Merger Agreement was filed as
Exhibit 2.1 to the Company's Form 8-K filed on September 30, 1999. The Amendment to the SLC Merger Agreement dated as of March 9, 2000 and a copy of the Company's press release dated May 2, 2000 relating to the consummation of the SLC Merger were filed as Exhibit 2.2 and Exhibit 99.1, respectively, to the Company's Form 8-K filed on May 12, 2000.

SLC VOTING AGREEMENT

    Berwind, Thomas L. Auth and MLGA are parties to a voting agreement, dated as of May 2, 2000 (the "SLC Voting Agreement"), whereby Berwind has agreed, subject to the terms of the SLC Voting Agreement, that until the second anniversary of the effective time of the SLC Merger, it will vote all shares of Company Common Stock owned by it for Thomas L. Auth, who will serve as Chairman of the Board. The foregoing description of the SLC Voting Agreement is qualified in its entirety by reference to the full text of the form of the SLC Voting Agreement, which was filed as Exhibit 4.4 to the Company's Form 8-K filed on May 12, 2000.

    Berwind beneficially owns more than 50% of the outstanding shares of Company Common Stock and, consequently, is able to elect the entire Board, subject to the terms of the SLC Voting Agreement. On December 17, 2001, Berwind and
Mr. Auth, the only two remaining parties to the SLC Voting Agreement, signed a letter agreement providing for the termination of the SLC Voting Agreement upon the Acceptance Date, as such term is defined in the Merger Agreement.

VOTING AGREEMENT

    As an inducement for GE and the Purchaser to enter into the Merger Agreement, concurrently with the signing of the Merger Agreement, Berwind, solely in its capacity as a stockholder, entered into a voting agreement with GE. A summary of the terms of such agreements is incorporated herein by reference to the section of the Prospectus titled "Agreements Related to the Merger Agreement--The Voting Agreement." Such Prospectus is being mailed to stockholders together with this Information Statement and is filed herewith as Exhibit (a)(1)(i). Such summary and description are qualified in their entirety by reference to the form of Voting Agreement, which is filed herewith as Exhibit B to the Merger Agreement and incorporated herein by reference.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF INTERLOGIX

DIRECTORS

    The following discussion sets forth certain information regarding the current directors on the Board of Directors of the Company.

    THOMAS L. AUTH, 56, has been a director of the Company since May 1992. He was an executive officer of Interactive Technologies, Inc., a wholly owned subsidiary of the Company, from 1981 to May 2000 and its President from 1983 to May 2000. He was President and Chief Executive Officer of the Company from March 1993 to May 2000. Mr. Auth was appointed Chairman of the Board of Directors of the Company on April 1, 1997. Mr. Auth is a director of MedAmicus, Inc., and Aero Systems Engineering Inc., which are publicly held companies, and Ergodyne Corporation, EH Publishing, Inc. and Vomela Specialty Company, which are privately held companies. He has served as the Treasurer and a Board member of the Security Industry Association and is also a certified public accountant.

    KENNETH L. BOYDA, 57, has been a Director of the Company since May 2000, and currently is President and Chief Executive Officer of the Company. Prior to the Merger, he was President and Chief Executive Officer of SLC Technologies, Inc. Mr. Boyda joined the Berwind family of companies in 1990 as President and CEO of Sentrol, Inc. Prior thereto, he worked for fourteen years at Colortran, Inc. in a variety of positions, lastly as President and Chief Executive Officer. Early professional experience included positions at American Can Company, CCMP Management Consultant and Gladding Corporation. Mr. Boyda has extensive international experience, having been involved in and negotiated major contracts in more than forty countries through Europe, Asia and Latin America. He earned an AB degree in Government from Harvard College and an MBA from the Harvard Business School. He has been active in the security industry and has served as a Director of the Security Industry Association, and has served on the boards of several electronic manufacturing companies.

    JAN P. BRANTJES, 66, has been a director of the Company since May 2000. He is a director and Chairman of Laundry Systems Group N.V., a public company in Belgium that manufactures equipment for the laundry industry. From 1958 to 1978, Mr. Brantjes held several management positions in Rockwool B.V., a company manufacturing isolation materials for the building industry. From 1981 to 1992, Mr. Brantjes was Chief Executive Officer and President of Aritech Europe B.V., which in 1992 was sold to SLC. He remained President of Aritech until 1994. From August 2, 1993 through the end of 1997, Mr. Brantjes was a member of the board of directors of SLC. From 1995 through the middle of 1999, Mr. Brantjes also served as an adviser to SLC.

    BRENDA BROZ EDDY, 58, has been a director of the Company since June 2000. She is a founder and principal of Eddy Associates, Inc., a management consulting firm specializing in executive coaching, outplacement and leadership team development. Prior to starting her own firm, Ms. Eddy was Senior Vice President and Managing Director of the Senior Executive Consulting Practice for Right Management Company, a large international human resource consulting firm, from 1992 to 1998. She started her consulting career at the strategic consulting firm of Booz Allen and Hamilton in 1969 and from 1970 to 1975 served on the faculty of the Georgetown University School of Business. Ms. Eddy has an MBA from the Harvard Business School and an undergraduate degree from the University of Southern California. She serves on the Business Advisory Councils of Loyola Marymount University's School of Business and Counterpart International.

    JAMES L. HAMLING, 60, has been a director of the Company since
February 2001. Mr. Hamling currently serves as Chief Executive Officer of Berwind LLC on an interim basis, a position he also held from February 2001 to June 2001. He graduated from Aurora College in 1965 with a Bachelor of Arts degree. Mr. Hamling began his career in various sales management and marketing positions at

Carnation Co., including Product Manager. Subsequent to his tenure at Carnation Co., Mr. Hamling was Vice President, Sales and Marketing of the World Parts Division of Maremont Corp., an automotive parts manufacturer. Mr. Hamling joined Berwind in 1977 as President of its subsidiary company, Perfect Equipment Corp. In July 1981, Mr. Hamling was appointed President of Berwind Industrial Products Company, and from September of 1981 to the present he has served as President and CEO of Berwind Industries. In 1996, he was appointed as President-Berwind Operating Group. Mr. Hamling also currently serves as a director of Engineering Products Co, a private company.

    LAWRENCE C. KARLSON, 58, has been a director of the Company since May 2000. He provides consulting services to a wide variety of businesses and, as a private investor, invests in companies where he can contribute in a non-executive role to the development of the business. Mr. Karlson completed his undergraduate engineering studies at the Ryerson Institute of Technology in Toronto, Canada and was awarded an MBA by the Wharton School of the University of Pennsylvania where he graduated with distinction. Prior to 1993, Mr. Karlson served as Chairman of Spectra-Physics AB, formerly Pharos AB, where he had also served as President and Chief Executive Officer. Mr. Karlson serves on the boards of AmeriSource Health Corporation (AAS), CDI Corporation (CDI), Mikron Instruments Company, Inc. (MIKR) and Spectra-Physics Lasers, Inc. (PLI).

    GERALD D. POSNER, 53, has been a director since May 2001. Mr. Posner is currently President and Chief Executive Officer of Mikron Instruments
Company, Inc. Prior to joining Mikron Instruments Company, Inc. in May 1999,
Mr. Posner was President of Electronic Measurements, Inc., a New Jersey based manufacturer of power supplies. During Mr. Posner's leadership from 1992 to 1999, a successful LBO creating significant investor appreciation was completed in 1998, resulting in the sale of Electronic Measurements, Inc. to Siebe, plc. Prior to his involvement at Electronic Measurements, Mr. Posner was President of Eurotherm plc's temperature instrumentation subsidiary in the United States.
Mr. Posner holds a Bachelor of Science in Electrical Engineering degree from Cooper Union and Master degree in Business Administration from Clark University. Mr. Posner currently serves as a director of Mikron Instruments Company, Inc.
(MIKR), and is also a director of Copley Controls, Inc., a private company.

    HELLENE S. RUNTAGH, 53, served as President and Chief Executive Officer of the Berwind Group, a privately owned organization consisting of a diversified group of companies from June to December 2001. Prior to joining Berwind, Ms. Runtagh served as Executive Vice President of Universal Studios from 1999 to 2001, where she had responsibility for overseeing the activities of Universal Studios Operations Group, Consumer Products Group, Interactive Games, Corporate Marketing and Sponsorships, and the Spencer Gift retail operations. In addition, Ms. Runtagh oversaw Universal's worldwide information technology and Seagram's global sourcing and real estate operations. From 1996 to 1999, Ms. Runtagh served as Senior Vice President of Universal Studios. Prior to her tenure at Universal Studios, Ms. Runtagh spent 25 years at General Electric where she served as President and CEO of GE Information Services, and held general management roles with GE's capital and software businesses. Prior to that, she held numerous leadership positions, including international operations, marketing and manufacturing for multiple high technology GE businesses.
Ms. Runtagh received a B.A. in Liberal Arts from Pennsylvania State University.

    DONALD L. SEELEY, 57, has been a director of the Company since May 2000. Mr. Seeley is retired and currently is a member of the adjunct faculty of the University of Arizona Finance Department. He served as Vice Chairman and Chief Financial Officer of True North from May 1999 to March 2000. He joined True North in June 1997 as Executive Vice President and Chief Financial Officer. Prior to his appointment at True North, Mr. Seeley was President and Chief Executive Officer of The Alexander Consulting Group in 1993, after previously joining the parent company in 1988 as Senior Vice President--Financial Management. Prior to his positions with Alexander & Alexander he served as Vice President and Treasurer of United Airlines (1986-1988); Vice President and Treasurer of G.D. Searle and Company (1979-1986); and in various financial positions with Firestone Tire and Rubber

Company. He earned an MBA and BS in accounting from the University of Colorado at Boulder and is a Chartered Financial Analyst.

BOARD ACTION AND COMMITTEES OF INTERLOGIX

    During the fiscal year ended December 31, 2000, the Board held nine formal meetings and acted by written consent in lieu of a meeting twice. Board members also met informally during the year to discuss various aspects of the business affairs of the Company.

    All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified or until the earlier of their death, resignation or removal from office. The officers of the Company are appointed by the Board and hold office until their successors are chosen and qualified or until the earlier of their death, resignation, or removal from office.

    Since August, 2000, the Compensation Committee of the Board has consisted of Ms. Eddy and Mr. Seeley. Ms. Eddy is the Chairperson of the Compensation Committee. The Compensation Committee makes recommendations to the Board regarding the compensation of executive officers and administers the Company's stock incentive and stock option plans. Prior to May 2, 2000, the Compensation Committee consisted of Messrs. Auth, Perry I. Lewis and M. Wallace McDowell. The Compensation Committee consisting of Ms. Eddy and Mr. Seeley held six formal meetings and acted by written consent in lieu of a meeting one time. The Compensation Committee consisting of Messrs. Auth, Lewis and McDowell did not meet in 2000.

    Since August, 2000, the Audit Committee of the Board for 2000 consisted of Ms. Eddy and Messrs. Brantjes and Seeley. Mr. Seeley is the Chairman of the Audit Committee. All three members of the Audit Committee are independent for the purposes of Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. The Audit Committee annually recommends the independent accountants for appointment by the Board and ratification by the stockholders, reviews the services to be performed by the independent accountants, and receives and reviews the reports submitted by them. The Audit Committee held three meetings during 2000. The Audit Committee has adopted a charter, a copy of which is attached as Appendix A to the Company's Proxy Statement filed with the Securities and Exchange Commission on April 12, 2001.

REPORT OF THE AUDIT COMMITTEE

    The Audit Committee provides assistance to the Board in its oversight of the financial accounting practices of the Company and the internal controls related thereto and represents the Board in connection with the services rendered by the Company's independent auditors.

    In fulfilling its responsibilities, the Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2000 with the Company's management and its independent auditors. Management is responsible for the financial statements and the reporting process, including the system of internal controls, and has represented to the Audit Committee that such financial statements were prepared in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for expressing an opinion as to whether the financial statements fairly present the financial position, results of operations and cash flows of the Company in accordance with generally accepted accounting principles.

    The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures and letter which were received by the Committee from the independent auditors as required by

Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended.

    Based on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

                                          AUDIT COMMITTEE
                                          Jan P. Brantjes
                                          Brenda Broz Eddy
                                          Donald L. Seeley, Chairperson

    The Board has no nominating committee.

    No member of the Board in 2000 attended less than 75% of the aggregate of
(i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which he or she served.

COMPENSATION OF DIRECTORS

    On January 12, 1999, the Company's Board authorized payment to all nonemployee directors of a $12,000 per year fee, a fee of $750 per meeting attended of the Board or a Committee of the Board of which they were members, and the reimbursement of all out-of-pocket expenses incurred by them in attending meetings of the Board or Committees of the Board.

    Effective in May 2000, the Company's Board terminated the above-described arrangements and authorized a new arrangement for compensating nonemployee directors. Beginning in May 2000, each nonemployee director of the Company was paid an annual fee as compensation for services of such director equal to $20,000, beginning June 30, 2000. The annual fee is based on service ending with the Company's first annual meeting of stockholders in 2001. In addition to the annual fee, each nonemployee director of the Company received $1,000 for each meeting that such director attended in person or by telephone. Each chairperson of a committee of the Company's Board was paid an annual retainer of $3,000, paid quarterly in arrears. Members of Committees were paid $500 for each committee meeting that the director attended in person or by telephone.

    In addition to the fees described above, the new compensation arrangement for nonemployee directors also included a stock option grant of 5,000 shares of Company Common Stock. The stock options become exercisable in equal annual installments over a period of two years. The exercise price of the options are based on the fair market value of the Company Common Stock on the date of the grant by the Company's Compensation Committee. The Compensation Committee made these grants on August 7, 2000. In addition, the Compensation Committee granted options for 5,000 shares of Company Common Stock to each of Messrs. Hamling and Posner, and Ms. Runtagh on May 23, 2001, May 23, 2001, and August 7, 2001, respectively, in connection with each of their appointment or election to the Board.

    In December 2001, the Board created an Advisory Committee to act as liaison to the Company in connection with any discussions or negotiations relating to a business combination involving the Company. The Board authorized payment to all nonemployee directors of $500 per meeting attended of the Advisory Committee.

MANAGEMENT

    KEN BOYDA, see description in "Information Concerning Directors and Executive Officers of Interlogix -Directors."

    JOE HURST, 50, has served as Chief Executive Officer, Asia Pacific Group, of the Company since May 2000. He has been employed by CADDX since 1986 and served as President and a director of CADDX from 1987 until May 2000. Mr. Hurst was a director of ITI from May 1999 to May 2000, and a Senior Vice President of ITI from May 1997 to May 2000. He served as President of the Security Industry Association, a security trade association, from 1993 to 1995.

    MICHAEL S. LAFAIR, 36, has served as Vice President, General Counsel and Secretary since July 2000. Prior to joining the Company, Mr. Lafair was Senior Counsel of Berwind where he served in that position from January 1999 until July 2000. Prior to joining Berwind, he was an attorney with Morgan, Lewis and Bockius LLP since 1995. Mr. Lafair's practice was focused on mergers, acquisitions, securities and general corporate matters. Mr. Lafair is a graduate of the Wharton School of the University of Pennsylvania and Temple University School of Law.

    JOHN R. LOGAN, 49, has served as Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since May 2000. Mr. Logan joined Sentrol, Inc. through the acquisition of Aritech Corp. in 1993 and became Chief Financial Officer of SLC in 1995. Prior to his career in finance with Aritech Corp., he held several positions at Nortel Networks in both financial and operational capacities.
Mr. Logan, a business graduate of Sir George Williams University in Montreal, is a Certified Management Accountant and is APICS certified.

    M. BRIAN MCCARTHY, 49, has served as Chief Executive Officer, Americas Group, of the Company since May 2000. Mr. McCarthy joined SLC in December 1997. Prior to joining SLC, Mr. McCarthy was an independent management consultant from October 1996 to December 1997. Mr. McCarthy has extensive experience in the security industry having held positions as Senior Vice President of Marketing and Technology, Division President and Senior Vice President Operations for ADT Security Systems from 1981 to 1996. Mr. McCarthy graduated from Queens University and has a postgraduate degree in systems engineering from University of Waterloo.

    JEFF QUADE, 47, has served as Vice President, Human Resources, of the Company since May 2001. Prior to joining the Company, Mr. Quade was a Director of Human Resources for the Consumer, Small and Medium Business Division of Dell Computer Corporation. Mr. Quade was employed by Dell Computer from 1999 to 2001. Prior to holding his position at Dell, Mr. Quade was Vice President of Human Resources--Global, at Bell & Howell Company, Inc., Mail and Messaging Technologies. Mr. Quade held this position from 1994 to 1999.

    HUGUES WAUCQUEZ, 52, has served as Chief Executive Officer, Europe/Africa Group, of the Company since May 2000. Mr. Waucquez joined Aritech Europe as Director of Finance and Administration in 1989 and became President of SLC Europe and Africa in 1993. Prior to joining Aritech, Mr. Waucquez held a variety of positions in manufacturing, finance and marketing at Champion Spark Plug Europe and in the audit department at KPMG in Brussels. Mr. Waucquez is a Belgian citizen and possesses an undergraduate and masters in economics from the University of Namur (Belgium).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information with respect to the beneficial ownership of Company Common Stock as of November 30, 2001 and options exercisable within 60 days after the date of this Information Statement, by
(i) each stockholder who is known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director or nominee for director,
(iii) each executive officer named in the Summary Compensation Table, and
(iv) all current executive officers and directors as a group.

                                                                 NUMBER OF SHARES
                                                    OPTIONS     BENEFICIALLY OWNED
                                                  EXERCISABLE   INCLUDING OPTIONS      PERCENT OF
5% BENEFICIAL OWNERS, DIRECTORS, NAMED              WITHIN      EXERCISABLE WITHIN       SHARES
EXECUTIVE OFFICERS                                  60 DAYS          60 DAYS         OUTSTANDING(1)
--------------------------------------            -----------   ------------------   --------------
Berwind LLC ....................................
  1 Belmont Avenue
  Suite 401
  Bala Cynwyd, PA 19004                                   0         15,736,797            80.4%
Thomas L. Auth..................................    341,755            449,628             2.3
Kenneth L. Boyda................................    257,328            268,528(2)          1.4
Jan P. Brantjes.................................      2,500              2,500               *
Brenda Broz Eddy................................      2,500              2,500               *
James L. Hamling................................          0         15,745,797(3)         80.4
Joe Hurst.......................................     41,517             41,517               *
Lawrence C. Karlson.............................      2,500             17,500               *
John R. Logan...................................     37,768             37,768               *
M. Brian McCarthy...............................     74,374             78,874               *
Gerald D. Posner................................          0             13,000(4)            *
Hellene S. Runtagh..............................          0                  0               *
Donald L. Seeley................................      2,500             10,000               *
Hugues L. Waucquez..............................     72,761             72,761               *
All executive officers and directors as a group
  (13 persons)..................................    835,503         16,736,373            82.0%

------------------------

*   Less than 1%.

(1) Percentages of outstanding shares are based on 19,569,072 shares of Common Stock outstanding as of November 30, 2001. Shares of Common Stock subject to options granted under the Company's Long-Term Stock Incentive Plan (1992) (the "Stock Incentive Plan"), the SLC Technologies, Inc. Stock Option Plan and the Interlogix, Inc. 2000 Stock Incentive Plan that currently are exercisable, or which become exercisable within 60 days after the date of this Information Statement, are deemed outstanding for computing the number and percentage ownership of the person or group holding such options but are not deemed outstanding for computing the percentages with respect to other persons. Except as otherwise noted, the persons named in the table and footnotes have sole voting and investment power with respect to all shares of Company Common Stock reported as beneficially owned by them.

(2) Includes 2,000 shares that are held by a family member of Mr. Boyda and 2,000 shares that are held in a family trust.

(3) Mr. Hamling, as a trustee of the trusts that own Berwind, may be deemed to have indirect beneficial ownership of the 15,736,797 shares of Company Common Stock held by Berwind. Mr. Hamling disclaims such beneficial ownership. 5,400 shares are held in a family partnership.

(4) Includes 10,000 shares that are held by Mr. Posner's wife.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    As required by rules adopted by the Securities and Exchange Commission (the "SEC") under Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "1934 Act"), since November 22, 1994, the Company's directors, executive officers and beneficial owners of at least 10% of Company Common Stock have been required to file with the SEC reports regarding their ownership of Company Common Stock and any subsequent changes in such ownership. Based upon inquiries made by the Company of its executive officers and directors, and based solely upon copies of such reports received from the Company's 10% beneficial owners of Common Stock, the Company believes that during 2000 all of these filing requirements were satisfied, except that Charles E. Briskey and Duane Paulsen, former executive officers of the Company, failed to report four sales and five sales, respectively, made by them in connection with the SLC Merger, and Sangwoo Ahn, a former director of the Company, failed to report three sales made by him in connection with the SLC Merger. Additionally, M. Brian McCarthy, an executive officer of the Company, failed to timely report acquisitions of Company Common Stock made by him in June 2000. The transactions by Messrs. Paulsen, Ahn and McCarthy have since been reported prior to the date of this Information Statement. Messrs. Briskey, Paulsen and Ahn are no longer subject to the reporting requirements of Section 16(a) of the 1934 Act.

EXECUTIVE COMPENSATION

COMPENSATION TABLES

    EXECUTIVE COMPENSATION

    The following table sets forth the cash and non-cash compensation for 1998, 1999 and 2000 awarded to or earned by Messrs. Boyda and Auth, who each served as the Company's Chief Executive Officer during 2000, and the four other most highly compensated executive officers of the Company whose salaries and bonuses exceeded $100,000 during 2000:

                           SUMMARY COMPENSATION TABLE

                                                                                                               LONG-TERM
                                                                                                             COMPENSATION
                                                                                                             -------------
                                                                     ANNUAL COMPENSATION(1)                    NUMBER OF
                                                       ---------------------------------------------------   STOCK OPTIONS
NAME AND PRINCIPAL POSITION                   YEAR       SALARY         BONUS(2)    ALL OTHER COMPENSATION      GRANTED
---------------------------                 --------   ----------      ----------   ----------------------   -------------
Thomas L. Auth............................    2000     $  206,154      $   83,333         $1,156,352(3,4)        25,000(5)
(President and                                1999     $  375,000      $  160,000         $    2,400(4)          57,500
Chief Executive Officer                       1998     $  350,000      $  168,000         $    2,400(4)         100,000
until May 2, 2000)

Kenneth L. Boyda(6).......................    2000     $  490,962(7)   $  131,690         $   14,009(4,8)       146,194
(President and Chief Executive Officer
from May 2, 2000 to present)

M. Brian McCarthy(6)......................    2000     $  345,192(7)   $  101,193         $   95,343(4,8)        86,586
Chief Executive Officer,
Americas Group

John R. Logan(6)..........................    2000     $  202,693(7)   $   62,380         $   24,363(4,8)        33,654
Senior Vice President,
Finance and Administration,
Chief Financial Officer,
Treasurer and Assistant Secretary

Joe Hurst.................................    2000     $  200,000      $   97,115(9)       $    2,550(4)         20,000
Chief Executive Officer,                      1999     $  196,667      $   80,000         $    3,000(4)          22,500
Asia Pacific Group                            1998     $  185,280      $   81,600         $    3,000(4)          35,000

                                                                                                               LONG-TERM
                                                                                                             COMPENSATION
                                                                                                             -------------
                                                                     ANNUAL COMPENSATION(1)                    NUMBER OF
                                                       ---------------------------------------------------   STOCK OPTIONS
NAME AND PRINCIPAL POSITION                   YEAR       SALARY         BONUS(2)    ALL OTHER COMPENSATION      GRANTED
---------------------------                 --------   ----------      ----------   ----------------------   -------------
Hugues Waucquez(6,10).....................    2000      8,987,358 BEF   2,555,582 BEF        1,332,324 BEF       81,745
Chief Executive Officer,
Europe/Africa Group

------------------------------

(1) All compensation shown, other than the compensation of Mr. Waucquez, is denominated in U.S. dollars. Mr. Waucquez's compensation is denominated in Belgian francs.

(2) Represents bonuses earned for the year shown in the table and paid in the following year.

(3) Amount shown includes a cash severance paid to Mr. Auth of $1,153,802 as a result of his termination in conjunction with the merger on May 2, 2000.

(4) These amounts included in other compensation are matching contributions made by the Company on behalf of the individual under its 401(k) profit sharing plan. Salary deferrals into the 401(k) plan are included in the salary column.

(5) Included in this amount are 20,000 options that were issued on May 2, 2000 to Mr. Auth in connection with his termination from the Company as President and Chief Executive Officer on May 2, 2000. Fifty percent vest on May 2, 2001 while the remaining vest on May 2, 2002. These options were not issued as part of the 2000 Stock Incentive Plan and all expire on August 2, 2003. Also included in this amount are 5,000 non-employee director options that were issued to Mr. Auth on August 7, 2000 in his capacity as a non-employee director at that time.

(6) Mr. Boyda, Mr. McCarthy, Mr. Logan and Mr. Waucquez became employees and executive officers of the Company upon the merger of the Company and SLC on May 2, 2000. Accordingly, only information for 2000 is shown. Compensation includes amounts paid by SLC during 2000 prior to May 2, 2000.

(7) Salary includes an additional 2% of base salary that was paid pursuant to a flexible salary plan maintained by SLC. The flexible salary plan was discontinued in 2001.

(8) Amounts shown represent relocation and temporary housing expenses incurred by Mr. Boyda, Mr. McCarthy and Mr. Logan and amounts reimbursed for the payment of taxes. The amounts include the following payments for taxes:
    Mr. Boyda $2,244, Mr. McCarthy $26,339 and Mr. Logan $6,704.

(9) Amount shown is composed of bonus amounts paid prior to the SLC Merger pursuant to the ITI Annual Incentive Plan ($42,000), and amounts paid following the SLC Merger pursuant to the 2000 Annual Incentive Plan ($55,115).

(10) Mr. Waucquez is paid in Belgian francs. Mr. Waucquez's compensation in U.S. dollars, calculated using an exchange rate of 43.5 Belgian francs to the US dollar would be as follows: salary ($206,529), bonus ($58,749) and all other compensation ($30,628). All other compensation is composed of the Company's contribution to Mr. Waucquez's pension plan.

    No individual named above received perquisites or non-cash compensation during the years indicated exceeding the lesser of $50,000 or an amount equal to 10% of such person's salary and bonus.

    STOCK OPTIONS

    The following table sets forth information concerning individual grants of all stock options made during the year ended December 31, 2000, to each of the executive officers named in the Summary Compensation Table. Options described in the table were granted under the Company's Stock Incentive Plan as part of an overall incentive compensation program.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                           PERCENTAGE OF                                    POTENTIAL REALIZABLE
                              NUMBER OF        TOTAL                                  VALUE AT ASSUMED ANNUAL RATES OF
                              SECURITIES      OPTIONS                                     STOCK PRICE APPRECIATION
                              UNDERLYING    GRANTED TO     EXERCISE                           FOR OPTION TERM
                               OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------------------
NAME                           GRANTED         2000          SHARE        DATE        0%(5)          5%          10%
----                          ----------   -------------   ---------   ----------   ----------   ----------   ----------
Thomas L. Auth..............   20,000(1)        1.9%        $24.19      8/2/2003    $       --   $   76,259   $  160,138
                                5,000(2)        0.5          10.50      8/7/2010            --       33,017       83,671

Kenneth L. Boyda............   40,000(3)        3.7          10.50      8/7/2010            --      264,136      669,372

                              106,194(4)        9.8          12.09     3/13/2008     1,283,885    1,226,503    2,937,689

M. Brian McCarthy...........   30,000(3)        2.8          10.50      8/7/2010            --      198,102      502,029

                               56,586(4)        5.2          12.09     3/13/2008       684,125      653,548    1,565,362

Joe Hurst...................   20,000(3)        1.9          10.50      8/7/2010            --      132,068      334,686

John R. Logan...............   20,000(3)        1.9          10.50      8/7/2010            --      132,068      334,686

                               13,654(4)        1.3          12.09     3/13/2008       165,077      157,699      377,716

Hugues Waucquez.............   20,000(3)        1.9          10.50      8/7/2010            --      132,068      334,686

                               61,745(4)        5.7          12.09     3/13/2008       746,497      713,133    1,708,077

------------------------------

(1) Consists of options that were issued on May 2, 2000 to Mr. Auth in connection with his termination from the Company. Fifty percent vested on May 2, 2001 while the remaining vest on May 2, 2002. These options were not issued as part of the 2000 Stock Incentive Plan and all expire on August 2, 2003.

(2) Consists of non-qualified non-employee director options that were issued to Mr. Auth on August 7, 2000 in his capacity as a non-employee director at that time.

(3) Non-qualified stock options granted under the Interlogix Stock Incentive
    Plan.

(4) Non-qualified options granted on March 13, 1998 under the SLC Incentive Plan that began vesting over a three year period at the time that SLC went public. This occurred as a result of the merger with the Company on May 2, 2000.

(5) Reflects the difference between the fair market value at the date of grant, and the exercise price of the non-qualified options.

     AGGREGATED OPTION EXERCISES IN 2000 AND FISCAL YEAR-END OPTION VALUES

                            NUMBER                        NUMBER OF SECURITIES
                           OF SHARES                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                           ACQUIRED                              OPTIONS              "IN THE MONEY" OPTIONS(1)
                             UPON           VALUE      ---------------------------   ---------------------------
NAME                       EXERCISE        REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       ---------      ----------   -----------   -------------   -----------   -------------
Thomas L. Auth...........   339,254(2)    $8,810,775     359,255          5,000       $431,668      $   41,875
Kenneth L. Boyda.........        --               --     208,596        146,194        361,914       1,055,526
M. Brian McCarthy........        --               --      45,512         86,586         78,963         635,186
Joe Hurst................    40,750(2)       734,656      35,250         24,857             --         167,500
John R. Logan............        --               --      26,549         33,654         46,063         260,142
Hugues Waucquez..........        --               --      45,512         81,745         78,963         586,440

------------------------

(1) Based on $18.875 per share closing price of the Common Stock on the Nasdaq on December 29, 2000.

(2) Non-qualified options cancelled in connection with the SLC Merger on May 2, 2000. The SLC Merger agreement allowed for each holder of options to receive a cash payment of $36.50 per option for up to 50% of the number of shares covered by those options in exchange for cancellation of the options. Both individuals cancelled 50% of their shares.

PENSION PLANS

    Mr. Waucquez is a participant in a Flexible Benefit Pension Plan (the "Plan") that is offered to certain of the Company's European employees. Benefits paid at retirement are based on salary earned throughout the employment period. The participation in the Plan is a fixed percentage paid by the Company and a fixed percentage withheld from the employee's gross salary. Mr. Waucquez's fixed employer paid percentage is 8.7% of his gross salary. His employee percentage is 1.8% of his gross salary up to $32,000 and 4.2% thereafter. At December 31, 2000, his estimated payout at the retirement age of 65 is $634,407, converted from Belgian francs at a rate of 43.5 Belgian francs to the US dollar.

EMPLOYMENT CONTRACTS

    In connection with the April 30, 1997, acquisition of CADDX Controls, Inc. ("CADDX"), Mr. Hurst entered into a one-year employment agreement with CADDX, which provides that his annual base salary will be $175,000 and that he will be eligible for discretionary bonus compensation in such amounts as determined from time to time by the Board. Subsequent to the initial one-year term of the agreement, CADDX agreed that Mr. Hurst's annual base salary shall be not less than $175,000 and he will be eligible for severance pay in an amount equal to six months' base salary if employment is terminated without cause or if he suffers a reduction in status or duties. Concurrent with execution of his employment agreement, Mr. Hurst entered into a five-year non-competition agreement with the Company. As a recipient of stock options under the Stock Incentive Plan, Mr. Hurst is also subject to additional non-compete restrictions.

    The Company paid a bonus to Mr. Hurst upon the closing of the SLC Merger equal to one-twelfth of his target 1999 bonus for each calendar month or portion thereof of calendar year 2000 that precedes the closing. The Board also determined that any unvested stock options granted to Mr. Hurst under the Company's Stock Incentive Plan will vest on the earlier of the date they would vest under the applicable employee stock option agreement or termination of Mr. Hurst's employment with the Company.

    Mr. Auth was subject to a compensation agreement during 1999 that provided that his base salary would not be less than $300,000. After the Company and SLC had agreed upon the principal terms and conditions of the SLC Merger, Mr. Auth negotiated with SLC management for new compensation arrangements for himself and modifications of the compensation arrangements of most of the other executive officers of the Company. The new compensation arrangement for Mr. Auth was documented in an employment agreement entered into between Mr. Auth and the Company on the date the SLC Merger Agreement was approved by the Board. The new compensation arrangements for the other officers involved were approved by the Board at the same time the SLC Merger Agreement was approved. Mr. Auth's new employment agreement with the Company provided for a three-year term beginning on the date of closing of the SLC Merger. The principal terms of this employment agreement were:

    - a monthly salary of $33,333, which amounts to $399,996 annually;

    - the issuance to Mr. Auth, on the date of closing of the SLC Merger, of options to acquire 20,000 shares of the Company's Common Stock at an exercise price equal to the fair market value on the date of grant;

    - continuing to pay the operating costs of a Company-furnished automobile;

    - standard group benefits; and

    - the right to elect to waive the last $40,000 in salary payable under the agreement in exchange for health insurance coverage for Mr. Auth and his spouse until Mr. Auth reaches the age of 65.

    In addition to the employment agreement, the Company paid Mr. Auth a bonus upon the closing of the SLC Merger equal to one-twelfth of his target 1999 bonus for each calendar month or portion thereof of calendar year 2000 that precedes the closing. The Board also determined that any unvested options held by Mr. Auth under the Company's Stock Incentive Plan will immediately vest following the term of the employment agreement.

    On June 29, 2000, the Company entered into a separation agreement with Mr. Auth (the "Separation Agreement"), pursuant to which Mr. Auth's employment and all prior employment agreements between Mr. Auth and the Company were terminated effective June 30, 2000. Mr. Auth will remain a director in accordance with the SLC Voting Agreement and will be entitled to compensation provided to other nonemployee directors during such time. See "SLC VOTING AGREEMENT." Under the Separation Agreement, the Company agreed to pay Mr. Auth a severance payment of $1,153,802, which was paid in full within 10 days following the date of the agreement. Until May 2, 2002, the Company provided Mr. Auth with the secretarial services of Mr. Auth's former assistant at the Company or, if she were no longer employed by the Company or ceases to perform such services for Mr. Auth, an allowance of $4,000 per month. Mr. Auth assumed the lease of the automobile previously provided to him by the Company. In addition, Mr. Auth will receive standard group insurance benefits from the Company until May 2, 2003. The Company also agreed that 157,500 stock options previously granted to Mr. Auth shall not expire 90 days following Mr. Auth's termination with the Company, as they otherwise would. All of these options will now expire on August 2, 2003. In addition, the Company agreed to make 15,500 stock options previously granted to Mr. Auth immediately exercisable.

    The Company entered into severance agreements with Messrs. Boyda, Logan, McCarthy and Lafair, which became effective on October 27, 2000. The term of each severance agreement is five years, with automatic one-year renewal terms after the five year period has expired.

    The Company and Messrs. Boyda, Logan, McCarthy and Lafair each have the discretion to terminate the employment arrangement at any time, provided proper notice is given. Upon termination of each of Mr. Boyda's, Mr. Logan's, Mr. McCarthy's and Mr. Lafair's employment without cause (termination without cause means, among other things, that termination was not a result of the executive's gross negligence or willful misconduct), the Company will pay each of the respective terminated employees severance benefits, described in more detail below, upon receipt of a release from the respective terminated employee of all claims he may have against the Company due to his employment or his termination from the Company. Additionally, if Messrs. Boyda, Logan, McCarthy or Lafair voluntarily terminates his respective employment for good reason, which generally includes any material diminution in the executive's pay, benefits or responsibilities, the Company will pay each of the respective terminated employees severance benefits. Severance benefits consist of a multiple (2.0 in the case of Mr. Boyda, 1.5 in the case of Messrs. Logan and McCarthy and 1.0 in the case of Mr. Lafair) of the terminated employee's annual compensation and annual incentive bonus. In addition to the multiple of the terminated employee's annual compensation and target bonus, the employee shall also receive the following severance benefits:

    - The employee's annual incentive bonus for the fiscal year in which termination occurs, prorated for the number of months he was employed by the Company during that year;

    - Payment or waiver of the applicable health plan premium for COBRA coverage;

    - A payment equal to the unvested amount in the employee's account in the Company's 401(k) plan and/or other retirement plan that remains unvested at the time of termination;

    - Senior executive outplacement services for one year;

    - The executive's respective multiple times certain perquisites, such as a car allowance; and

    - Vesting of all unvested stock options.

    The agreements also provide for restrictions on Messrs. Boyda's, Logan's, McCarthy's and Lafair's ability to disclose information about the Company, or to compete with the Company during each year of their employment and for two years after each of their respective terminations.

EXECUTIVE AND STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists solely of independent members of the Board. There are no interlocking arrangements involving service by any executive officer on the Compensation Committee of another entity and an executive officer of such other entity serving on the Company's Compensation Committee.

                                          Brenda Broz Eddy, Chairperson
                                          Donald L. Seeley

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Thomas L. Auth, Chairman of the Company, is a director and shareholder in EH Publishing, Inc., which publishes several periodicals, including Popular Home Automation and CE Pro, operates a web site at http://www.electronichouse.com, and coordinates the Home Automation Trade Show. Both Interactive
Technologies, Inc., and CADDX Controls, Inc., subsidiaries of the Company, advertise in periodicals published by EH Publishing from time to time. Additionally, Interactive Technologies advertises on EH Publishing's web site and participates in the Home Automation Trade Show. During the fiscal year ended December 31, 2000, subsidiaries of the Company paid EH Publishing an aggregate of $87,649 for advertising and trade show services. All of these transactions have been negotiated at arms' length by employees of the Company's subsidiaries and Mr. Auth had no personal involvement. Furthermore, the Board has approved the transactions to date and authorized the future placement, by Interactive Technologies and its affiliates, of advertisements in trade periodicals published by EH Publishing at customary rates.

    Berwind Property Group Inc. ("Berwind Property"), an affiliate of Berwind, from time to time provides real estate services and, through partnership affiliates, leased facilities to the Company and its subsidiaries. The total amount of payments made by the Company in 2000 to Berwind Property was $1,696,567. The Company plans to continue purchasing these services and leasing these facilities. The transactions described above have been and will continue to be conducted on an arms' length basis.

    The matters described in Schedule II to the Company's 14D-9 are incorporated herein by reference.

PERFORMANCE GRAPH

    The Company's Common Stock has been traded on The Nasdaq National Market since November 22, 1994. Prior to that date, there was no public market for Company Common Stock. The following graph shows changes during the period from December 29, 1995, to December 31, 2000, in the value of $100 invested in:
(1) the Company Common Stock; (2) the Total Return Index for The Nasdaq Stock Market (U.S.) and (3) Total Return Index for The Nasdaq Non-Financial Stocks.* The values of each investment as of the dates indicated are based on share prices plus any dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes.

               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS**

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        IXLI   NASDAQ  NASDAQ NON FINANCIAL
Dec 95  100.0   100.0                 100.0
Dec 96   50.8   123.0                 121.5
Dec 97   73.1   150.7                 142.2
Dec 98  104.2   212.5                 208.7
Dec 99  100.8   394.9                 408.7
Dec 00   63.4   237.7                 238.5

COMPANY/INDEX NAME                                    12/1995    12/1996    12/1997    12/1998    12/1999    12/2000
------------------                                    --------   --------   --------   --------   --------   --------
INTERLOGIX, INC.....................................    100.0      50.8       73.1      104.2      100.8       63.4
Nasdaq Stock Market (US Companies)..................    100.0     123.0      150.7      212.5      394.9      237.7
Nasdaq Non-Financial Stocks.........................    100.0     121.5      142.2      208.7      408.7      238.5
SIC 0100-5999, 7000-9999
     THE INDEX LEVEL FOR ALL SERIES WAS SET TO
     $100.00 ON 12/29/1995.

------------------------

* The Company believes it cannot select a peer group of companies with sufficiently similar capitalization and mix of products and services to provide a meaningful comparison of stock performance.

**  Produced on 03/27/2001 including data to 12/29/2000.

                                                                     SCHEDULE II

                       INFORMATION REGARDING TRANSACTIONS
                           IN INTERLOGIX COMMON STOCK

    On October 26, 2001, Berwind LLC, a Delaware limited liability company, executed a Contribution Agreement whereby Berwind LLC contributed to Interlogix, Inc., 19,999 shares of common stock, par value $0.01, of Interlogix, Inc. The shares were contributed to Interlogix, Inc. for the purpose of making grants of restricted stock to certain employees of the Company. Pursuant to the individual grant agreements by which the restricted stock was granted, the stock will vest upon the earlier to occur of June 30, 2002 or a change in control of the Company. If the restricted stock fails to vest, it will revert back to Berwind LLC.

                                                                    SCHEDULE III

PERSONAL AND CONFIDENTIAL

                                                     December 17, 2001

The Board of Directors
Interlogix, Inc.
114 West 7th Street
Suite 1300
Austin, Texas 78701

Dear Members of the Board:

    We understand that Interlogix, Inc. ("Interlogix") proposes to enter into an Agreement and Plan of Merger, dated as of December 17, 2001 (the "Agreement"), by and among General Electric Company ("GE"), GE Acquisition Corp., a wholly owned subsidiary of GE ("Merger Sub"), and Interlogix pursuant to which
(i) Merger Sub will offer to purchase (the "Tender Offer") all of the outstanding shares of common stock, par value $0.01 per share, of Interlogix ("Interlogix Common Stock") at a price per share equal to (i) $19.43 in cash; and (ii) that number of shares of the common stock, par value $0.06 per share ("GE Common Stock"), of GE equal to $19.43 divided by the Average Share Price (as defined in the Agreement) (the "Offer Consideration"). Following the Tender Offer, Interlogix will merge into Merger Sub (the "Merger"), and each share of Interlogix Common Stock (other than shares owned by Interlogix, any subsidiary of Interlogix, GE, Merger Sub or any wholly owned subsidiary of GE and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Offer Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Agreement.

    You have requested our opinion as to the fairness, from a financial point of view, of the Offer Consideration to the holders of Interlogix Common Stock.

    UBS Warburg LLC ("UBS Warburg") has acted as financial advisor to Interlogix in connection with the Tender Offer and the Merger and will receive a fee for its services, a significant portion of which is contingent upon consummation of the Tender Offer. UBS Warburg also will receive a fee upon delivery of this opinion. UBS Warburg and its affiliates in the past have provided services to GE unrelated to the proposed Tender Offer and Merger, for which services UBS Warburg and its affiliates have received customary compensation. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade securities of Interlogix and GE for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Our opinion does not address Interlogix's underlying business decision to effect the Tender Offer and the Merger or constitute a recommendation to any stockholder of Interlogix as to whether such stockholder should tender shares in the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger. We have not been asked to, nor do we, offer any opinion as to the terms of the Agreement and the obligations thereunder, or the form of the Merger. We express no opinion as to what the value of GE Common Stock will be when issued pursuant to the Tender Offer or the Merger or the prices at which GE Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that the Tender Offer and the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that each of Interlogix, GE and Merger Sub will comply with all material covenants and agreements set forth in, and other material terms of, the Agreement and that the Tender Offer and the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement.

    In arriving at our opinion set forth below, we have, among other things:
(i) considered the results of solicitations of indications of interest from third parties with respect to the possible acquisition of all or a part of Interlogix and discussions with the Board of Directors of Interlogix and with representatives of the Berwind Group and its affiliates with respect thereto;
(ii) reviewed current and
historical market prices and trading volumes of Interlogix Common Stock and GE Common Stock; (iii) reviewed certain publicly available business and financial information relating to Interlogix and GE, including publicly available financial forecasts relating to GE and Interlogix; (iv) reviewed certain internal financial information and other data relating to the businesses and financial prospects of Interlogix, including estimates and financial forecasts prepared by the management of Interlogix, that were provided to or discussed with us by the management of Interlogix and are not publicly available;
(v) conducted discussions with members of the senior management of Interlogix;
(vi) reviewed publicly available financial and stock market data with respect to certain companies in lines of businesses we believe to be generally comparable to those of Interlogix; (vii) compared the financial terms of the Tender Offer and the Merger with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (viii) reviewed the Agreement; and (ix) considered such other financial studies, analyses, and investigations, and considered such other information, as we deemed necessary or appropriate.

    In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Interlogix or GE, nor have we been furnished with any such evaluation or appraisal. With respect to the internal financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Interlogix as to the matters covered thereby. With respect to the publicly available financial forecasts and estimates referred to above, we have assumed, with your consent, without independent verification or investigation, that such forecasts represent reasonable estimates and judgments as to the future financial performance of GE. We have assumed for the purpose of our analysis that the Board of Directors of Interlogix would not have approved a change in control transaction in which different shareholders would have received different per share consideration. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of this letter.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the holders of Interlogix Common Stock.

                                          Very truly yours,
                                          /s/ UBS Warburg LLC
                                          UBS WARBURG LLC

                                     III-2

                                 EXHIBIT INDEX

     EXHIBIT NO.
---------------------
(a)(1)(i)               Prospectus, dated December 27, 2001 (incorporated herein by reference to the prospectus included in the Registration
                        Statement on Form S-4 of General Electric Company, filed on
                        December 28, 2001 (SEC File No. 333-76066) (the "GE S-4")).

(a)(1)(ii) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the GE S-4).

(a)(1)(iii)             Notice of Guaranteed Delivery, December 28, 2001
                        (incorporated herein by reference to Exhibit 99.2 to the GE S-4).

(a)(1)(iv)              Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees, dated December 28, 2001
                        (incorporated herein by reference to Exhibit 99.3 to the GE S-4).

(a)(2)(i)               President's Letter to Stockholders of the Company, dated
                        December 28, 2001.*

(a)(2)(ii)              Opinion of UBS Warburg LLC to the Board of Directors of
                        Interlogix, Inc., dated December 17, 2001 (included as
                        Schedule III hereto).

(a)(2)(iii)             Joint Press Release of General Electric Company and
                        Interlogix, Inc., issued on December 18, 2001 (incorporated herein by reference to Interlogix, Inc.'s filing pursuant to
                        Rule 425, dated December 18, 2001).

(e)(1)(i)               Agreement and Plan of Merger, dated as of December 17, 2001, by and among General Electric Company, Margaret Acquisition,
                        Inc. and Interlogix, Inc. (incorporated herein by reference to Interlogix, Inc.'s Current Report on Form 8-K, dated
                        December 19, 2001).

(e)(1)(ii)              Voting Agreement by and between General Electric Company,
                        Margaret Acquisition, Inc. and Berwind LLC, dated December
                        17, 2001 (incorporated herein by reference to Exhibit 9.1 to the GE S-4).

(e)(3)                  The Information Statement of the Company, dated
                        December 28, 2001 (included as Schedule I to this Schedule
                        14D-9).

(e)(4)(i)               Severance Agreement by and between Kenneth L. Boyda and the
                        Company dated October 27, 2000 (incorporated herein by
                        reference to Exhibit 10.1 to the Company's Annual Report on
                        Form 10-K for the year ended December 31, 2000, filed April
                        2, 2001).

(e)(4)(ii)              Severance Agreement by and between Michael S. Lafair and the
                        Company dated October 27, 2000 (incorporated herein by
                        reference to Exhibit 10.2 to the Company's Annual Report on
                        Form 10-K for the year ended December 31, 2000, filed April
                        2, 2001).

(e)(4)(iii)             Severance Agreement by and between John R. Logan and the
                        Company dated October 27, 2000 (incorporated herein by
                        reference to Exhibit 10.3 to the Company's Annual Report on
                        Form 10-K for the year ended December 31, 2000, filed April
                        2, 2001).

(e)(4)(iv)              Severance Agreement by and between M. Brian McCarthy and the
                        Company dated October 27, 2000 (incorporated herein by
                        reference to Exhibit 10.4 to the Company's Annual Report on
                        Form 10-K for the year ended December 31, 2000, filed April
                        2, 2001).

(e)(4)(v)               Employment Agreement dated April 30, 1997, between CADDX
                        Controls, Inc. and Joe Hurst (incorporated herein by
                        reference to Exhibit 10.5 to the Company's Annual Report on
                        Form 10-K for the year ended December 31, 2000, filed
                        April 2, 2001).

(e)(4)(vi)              Separation Agreement, by and between Thomas L. Auth and the
                        Company, dated June 29, 2000 (incorporated by reference
                        herein to Exhibit 10.7 of the Company's Annual Report on
                        Form 10-K for the year ended December 31, 2000, filed
                        April 2, 2001).

(e)(4)(vii) Interlogix, Inc. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 of the Company's Form
                        S-8, filed May 11, 2000 (SEC File No. 333-36812)).

     EXHIBIT NO.
---------------------
(e)(4)(viii)            SLC Technologies, Inc. Stock Option Plan (incorporated
                        herein by reference to Exhibit 99.2 of the Company's Form
                        S-8, filed May 11, 2000 (SEC Reg. No. 333-36812)).

(e)(4)(ix)              Non-qualified Stock Option Agreement between the Interlogix,
                        Inc. and Thomas L. Auth (incorporated herein by reference to
                        Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q
                        for the quarter ended September 30, 2000 (SEC File No.
                        0-24900)).

(e)(4)(x)               ITI Technologies, Inc. Long-Term Stock Incentive Plan
                        (1992)(amended and restated May 13, 1998)(incorporated herein by reference to Exhibit 99.1 of the Company's Form
                        S-8, filed July 1, 1998 (SEC File No. 333-58257)).

(e)(4)(xi)              Amendment No. 2 to the Rights Agreement between the Company and Wells Fargo Bank Minnesota, N.A, dated December 17, 2001
                        (incorporated herein by reference to Exhibit 4.1 of the
                        Company's Form 8-K, filed December 19, 2001).

(e)(5)(i) Letter to Clients, dated December 28, 2001 (incorporated herein by reference to Exhibit 99.4 to the GE S-4).

(e)(5)(ii)              Guidelines for certification of Taxpayer Identification
                        Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.5 to the GE S-4).

(g)                     None.

------------------------

*   Filed herewith.